OPERATING AGREEMENT
OF
ICHOR, LLC
a Nevada Limited Liability Company

This Limited Liability Company Operating Agreement (the "Agreement") of Ichor, LLC, a limited liability company formed under the laws of the State of Nevada (the "Company"), is made and entered into effective as of March 2, 2021 (the "Effective Date") by and among those persons who are the initial signatories and members below and persons who are subsequently admitted as members in accordance with the terms hereunder (collectively, the "Members").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree to the following terms and conditions of this Agreement, as it may be amended from time to time.

1. DEFINITIONS. When used in this Agreement, the following terms shall have the meanings set forth below (certain terms that are not defined in this Section 1 shall have the meanings as otherwise indicated in this Agreement):

1.1 Act. The Nevada revised limited liability company statute, codified in the Nevada Revised Statute Chapter 86, including amendment from time to time thereto (or any corresponding provisions of succeeding law).

1.2 Affiliate. With respect to any Person, an Affiliate of that Person is: (i) any Person directly or indirectly Controlling, Controlled by or under common Control with such Person; (ii) any Person owning or Controlling twenty-five percent (25%) or more of the outstanding voting interest of such Person; (iii) any officer, director or general partner of such Person; or (iv) any member of the Immediate Family of such Person. When an Affiliate is an officer, director, partner or member of the Immediate Family of a Person, any entity for which the Affiliate acts also shall be considered an Affiliate.

1.3 Affiliate Loan. A loan to the Company by any Member or by any Affiliate of a Member. An Affiliate Loan may include such other commercially reasonable terms and conditions as the Members shall approve, but in no event shall the terms and conditions be less favorable to the Company than the terms and conditions which reasonably could be expected to be included in a similar transaction with a third party which is not an Affiliate.

1.4 Articles. The Limited Liability Company Articles of Organization, as amended from time to time, filed with respect to the Company.

1.5 Bankruptcy. With respect to any Member, a general assignment for the benefit of such Member's creditors, the commencement or acquiescence in the commencement of proceedings under Title 11 of the United States Code or any other bankruptcy, insolvency or readjustment of debt or liquidation law or statute of the federal government or any state government, or the adjudication of such Member as bankrupt or insolvent under any law or

statute or the application by such Member for any action which indicates its approval of, consent to or acquiescence in the appointment of a trustee or receiver with respect to such Member's estate or assets, or any portion thereof.

1.6 Capital Account. The capital account established and maintained for each Member in accordance with Section 8.

1.7 Capital Contribution. With respect to any Member, the amount of the money and the fair market value of any property (other than money) contributed by or on behalf of such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under Section 752 of the Code) in consideration of Units held by such Member. A Capital Contribution shall not be deemed a loan.

1.8 Cash Available for Distribution. The net cash received by the Company from operating income in excess of the current and foreseeable needs of the Company, as determined by the Board of Managers. Items to be deducted from the proceeds of Company operations in determining the Company's current and foreseeable needs and the amount of Cash Available for Distribution may include, but not necessarily and without limitation, (i) amounts necessary for the payment of all costs, expenses (including expenses to be reimbursed to Members or the Managers), obligations (including Affiliate Loans), liabilities, debt service payments, repairs, replacements and capital improvements; and (ii) such additional amounts as the Board of Managers may determine to be necessary as a reserve for working capital, contingent costs, expenses and liabilities of the Company.

1.9 Certificate of Dissolution/Cancellation. A Certificate of Dissolution/Cancellation filed for the Company pursuant to Section 19.4.

1.10 Class A Member. Each Member shown on Exhibit A (or any amendment thereto) as a Class A Member. Each Class A Member shall have of the rights accorded to Class A Members under the terms of this Agreement and shall have the number of Class A Units shown on Exhibit A for such Class A Member.

1.11 Class A Membership Unit or Class A Unit. Represents a membership interest in the Company entitling the owner of the Class A Unit, if admitted as a Member, to the respective voting and other rights afforded to a Member holding a Class A Unit, and affording to such Member a share in income, loss and distributions as provided for in this Agreement.

1.12 Class B Member. Each Member shown on Exhibit A (or any amendment thereto) as a Class B Member. Each Class B Member shall have all of the rights accorded to Class B Members under the terms of this Agreement and shall have the number of Class B Units shown on Exhibit A for such Class B Member.

1.13 Class B Membership Unit or Class B Unit. Represents a membership interest in the Company entitling the owner of the Class B Unit, if admitted as a Member, to the respective voting and other rights afforded to a Member holding a Class B Unit, and affording to such Member a share in income, loss and distributions as provided for in this Agreement.

1.14 Code. The United States Internal Revenue Code of 1986, as amended, or corresponding provisions of succeeding revenue laws.

1.15 Company. As set forth in the introductory paragraph.

1.16 Company Assets. All tangible and intangible assets of the Company as may be acquired from time to time by the Company.

1.17 Control. With respect to a corporation or general partnership, the ownership of greater than fifty percent (50%) of the voting or equity interests in such an entity; with respect to a limited partnership, any general partnership interest therein; with respect to a limited liability company, either the position as manager of such entity or the ownership of at least fifty percent (50%) of the equity or voting interests in such entity; and, with respect to a trust, the position of the trustee of the trust.

1.18 Depreciation. For each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for that Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its tax Basis at the beginning of that Fiscal Year or other period, Depreciation for such asset shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for the Fiscal Year or other period bears to such beginning tax Basis; *provided, however*, that if the federal income tax depreciation, amortization, or other cost recovery deduction for that Fiscal Year or other period is zero, depreciation shall be determined with reference to the beginning Gross Asset Value, using any reasonable method selected by the Board of Managers; provided, however, that with respect to any asset the Gross Asset Value of which differs from its adjusted tax Basis for federal income tax purposes at the beginning of such Fiscal Year or other period and which difference is being eliminated by a use of the "remedial allocation method" as defined by Regulation §1.704-3(d), Depreciation for such Fiscal Year or other period will be the amount of book basis recovered for such Fiscal Year or other period under the rules prescribed by Regulation §1.704-3(d)(2).

1.19 Dissociation Event. The occurrence, as to a Member, of any of the following events:

1.19.1 The Member withdraws from the Company;

1.19.2 Receipt by the Company of written notice from a Member or from an alleged transferee of a purported Transfer of a Member's Economic Interest or Membership Interest in violation of the provisions of this Agreement;

1.19.3 The Bankruptcy of such Member;

1.19.4 In the case of a Member who is a natural person, such Member's death or the entry of an order by a court adjudicating such Member incompetent to manage his or her person or estate;

1.19.5 In the case of a Member that is a trust or is a Member by such Member's capacity as trustee of a trust, the termination of the trust or the substitution of a new trustee without the unanimous consent of the Members;

1.19.6 In the case of a Member that is a limited liability company or a partnership, the dissolution and commencement of winding up of such limited liability company or partnership;

1.19.7 In the case of a Member that is a corporation, the filing of a certificate of such corporation's dissolution or the equivalent, or the revocation of its charter or articles of incorporation or the suspension of the corporation, and the lapse of ninety (90) days after notice to the corporation of such suspension or revocation of its charter or articles without a reinstatement of its charter or articles during said ninety (90) days;

1.19.8 In the case of a Member that is an estate, the distribution by the fiduciary of the estate's entire interest in the Company; or

1.19.9 For any Member, or Affiliate of a Member, such Member or its Affiliate is convicted of a felony that is of either a violent nature or a prison sentence is imposed, takes any action that knowingly creates financial harm to the Company, is convicted of a crime of moral turpitude, is subject to a fine or felony conviction involving securities, or engages in conduct which reflects unfavorably on Company in a manner reasonably likely to cause material harm to Company's business or reputation.

1.20 Economic Interest. A Member's or Economic Interest Holder's right to share in the Company's Profits or similar items of income and deduction, and to receive distributions of cash or other assets of the Company and allocations of income, gain, loss, deduction, credit and similar items from the Company pursuant to this Agreement or the Act, but not including any other rights of the Members, including without limitation the right to vote or participate in management of the Company, any right to obtain information concerning the business and affairs of the Company, except as expressly provided under the Act.

1.21 Economic Interest Holder. A Person who has rights to an Economic Interest only.

1.22 Effective Date. As set forth in the introductory paragraph.

1.23 Entity. Any association, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, joint stock association, joint venture, firm, trust, syndicate, business trust or cooperative, whether domestic or foreign, or any foreign associations of like structure.

1.24 Equity Sale. A transaction or series of related transactions in which a Person, or a group of related Persons, acquires from the Members, Units representing more than fifty percent (50%) of the outstanding voting power of the Company or greater than fifty percent (50%) of all the issued and outstanding Units of the Company.

1.25 Estimated Tax Amount. An amount equal to the highest applicable marginal individual federal income tax rate and highest applicable individual state income tax rate for a given tax year multiplied by the Profit for such taxable year. Each Member's share of the Estimated Tax Amount for a given tax year means the product of the aggregate Estimated Tax Amount for such year and such Member's Percentage Interest, pursuant to Section 10. Adjustment to the Estimated Tax Amount for each Member shall be determined by the Board of Managers based on information provided by each Member.

1.26 Exercise Notice. Notice of a Member's election to purchase another Member's Membership Interest delivered pursuant to Section 14.3.

1.27 Fiscal Year. The Company's fiscal year, which shall be the calendar year

1.28 Gross Asset Value. With respect to any asset, the asset's adjusted Basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset on the date of the contribution, as determined by the contributing Member and the Board of Managers;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective fair market values (taking into account §7701(g) of the Code), as determined by the Board of Managers, as of the following times: (1) the acquisition of an additional interest in the Company by any Member in exchange for more than a de minimis capital contribution; (2) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (3) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by a Member; and (4) the liquidation of the Company within the meaning of Regulation §1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (1), (2), and (3) above shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the fair market value (taking into account §7701(g) of the Code) of such asset on the date of distribution as determined by the Board of Managers; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the tax Basis of such assets pursuant to §734(b) or §743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation §1.704-l(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted under this subsection (d) to the extent the Board of Managers determines that an adjustment pursuant to subsection (2) hereof is necessary or appropriate in

connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

(e) If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b), or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

1.29 Immediate Family. With respect to any individual:

1.29.1 His or her ancestors or lineal descendants within three (3) generations of such individual;

1.29.2 Any spouse of the individuals described in Section 1.29.1;

1.29.3 Any custodian for either of the foregoing;

1.29.4 Any trust in which the entire corpus, or if such trust includes a life estate interest, the entire residual or remainder interest in such corpus, is held for beneficiaries all of whom are individuals described in Sections 1.29.1 or 1.29.2 above, and all of the trustees of which are individuals described in Sections 1.29.1 or 1.29.2.

In each such case, there shall be included any individuals adopted into the family.

1.30 Incapacity. As applicable, any Person's Bankruptcy, dissolution, liquidation, prohibited engagement in business, or, specifically in the case of an individual, the adjudication of incompetency, or temporary or permanent impairment by mental and/or physical deficiency, disability, illness, or by the use of drugs to the extent an individual lacks sufficient understanding to make rational decisions or the ability to engage in responsible actions on behalf of the Company, or death of an individual.

1.31 Liquidator. Any Member selected by the Members who shall be authorized to take the actions specified in Section 19.

1.32 Loss. The Company's loss for income tax purposes, determined in accordance with Exhibit B.

1.33 Majority Interest of the Members. As of any given date, one or more Members that cumulatively hold Percentage Interests in the Company which taken together represent greater than fifty percent (50%) of the aggregate Percentage Interests of all Members, regardless of class.

1.34 Manager. Trevor Bates, Hal Adams, Tyler Harris or any other Person appointed or elected as a Manager of the Company in accordance with Sections 6.5 or who succeeds him/her in that capacity in accordance with the provisions of this Agreement.

1.35 Member. Each Person (i) who is identified as a Member (either a Class A Member or a Class B Member) in Exhibit A attached to this Agreement, or who becomes a substitute Member in accordance with the terms of this Agreement, and (ii) who has not ceased to be a Member. "Members" shall mean all such Persons. For certain purposes of this Agreement, Members may be identified as "Class A Members" or "Class B Members." Where the term "Member" or "Members" is used such term shall be deemed to refer to and include all Members, including both Class A Members and the Class B Member, unless the context requires otherwise. The Class B Members shall be entitled to receive all Distributions of Cash from the Company until they receive one hundred percent (100%) of all their Capital Contributions. Distributions of Cash from the Company shall be made in accordance with Section 11.

1.36 Membership Interest. With respect to each Member, such Member's entire right, title and interest in and to the Company and the Company Assets, including such Member's Economic Interest and any voting and other rights associated with such Member's ownership interest in the Company. Each Membership Interest is reflected in "Units."

1.37 Net Profit(s) and Net Loss(es) means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Loss shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(b)(2)(B) or treated as Code Section 705(b)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profits or Net Loss shall be treated as a deductible expense;

(iii) Items of gain, loss, and deduction shall be computed based upon the Carrying Values of the Company's assets (in accordance with Regulation Sections 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for federal income tax purposes;

(iv) The amount of any adjustments to the Carrying Values of any assets of the Company pursuant to Code Section 743 shall not be taken into account;

(v) The amount of items of income, gain, loss or deduction specially allocated to any Members shall not be included in the computation; and

(vi) The amount of any items of Net Profits or Net Losses deemed realized upon an in-kind distribution or upon an adjustment to the Capital

Accounts of the Members at any time specified in Regulation Section 1.704-1(b)(2)(iv)(f) shall be included in the computation.

1.38 Notification; Notice. A writing, containing the information required by this Agreement to be communicated to any Person, delivered in person, sent by registered or certified mail, postage prepaid, or by courier service, to such Person at the address set forth on Exhibit A, the date of registry or certification, or in the case of courier delivery the date of receipt evidenced by signature or confirmed drop-off, thereof being deemed the date of receipt of Notification; *provided however*, that any (i) written communication containing such information sent to such person and actually received by such Person and (ii) written communication transmitted electronically via facsimile or e-mail (with an attachment, if applicable) and that the recipient, in a reply transmission or message, confirms was received and read shall constitute a Notice for all purposes of this Agreement.

1.39 Percentage Interest. For each Member, the respective percentage ownership interest of Units with respect to the Company set forth in Section 10.1.

1.40 Permitted Transferee. A Person to which a Membership Interest or Economic Interest is Transferred pursuant to Section 13.3.

1.41 Person. An individual or entity.

1.42 Profit. The Company's profit for income tax purposes, determined in accordance with Exhibit B.

1.43 Pro Rata. When used with respect to all Members or all Members of a particular class, in that proportion which a Member's Units or Units of a particular class, as the case may be, bears to the aggregate Units or Units of such class, as the case may be, held by all Members or all Members of such class, respectively; when used with respect to less than all Members or less than all Members of a particular class, in that proportion which a Member's Units or Units of a particular class, as the case may be, bears to the aggregate Units or Units of such class, as the case may be, held by all Members who are participating (or entitled to participate) in the particular matter or all Members of such class who are participating (or entitled to participate) in the particular matter, respectively.

1.44 Regulation(s) or Treasury Regulation(s) means the United States federal income tax regulations promulgated under the Code, as amended from time to time and including corresponding provisions of succeeding regulations.

1.45 Securities Act. The United States Securities Act of 1933, as amended, and any successor statute.

1.46 Substitute Member. Any Person who is admitted to the Company as a Substitute Member after the Effective Date, and in accordance with, this Agreement. A Substitute Member's Units shall be of the same class as the Member Units to which such Substitute Member succeeds.

1.47 Transfer. The sale, transfer, hypothecation, encumbrance or other conveyance of a Membership Interest or Economic Interest, or any legal or beneficial right or interest therein, whether voluntarily, by operation of law, by gift or otherwise, or, if the context so requires, the act of selling, transferring, hypothecating, encumbering or otherwise conveying a Membership Interest or Economic Interest, or any legal or beneficial right or interest therein, whether voluntarily, by operation of law, by gift, bequest or otherwise.

1.48 Transferee. A Person to which a Membership Interest or Economic Interest is Transferred pursuant to this Agreement.

1.49 Treasury Regulations. The federal regulations promulgated under the Code by the Department of the Treasury, including corresponding provisions of succeeding law.

1.50 Unit. The unit of measurement into which the membership interests of the Members are divided and shall be the component or measure of membership interest of the Company of a Member in relation to all other Members for purposes of determining such Member's relative economic rights and non-economic rights, including such Member's allocable share of Profits and Losses or voting rights, and capital interest in the distributions of the Company. For certain purposes of this Agreement, Units may be identified as "Class A Units" or "Class B Units". Where the terms "Unit" or "Units" are used such terms shall be deemed to refer to and include all Units, including both Class A Units and Class B Units, unless the context requires otherwise, and each of which shall have the relative rights, preferences and privileges set forth herein.

1.51 Unrecovered Capital. With respect to each Member, the aggregate amount of capital contributions made by such Member to the Company reduced (not below zero) by the amount of cash and the fair-market value of any assets of the Company distributed to such Member pursuant to Section 11.1.2 below.

2. FORMATION.

2.1 Organization. By this Agreement, the Members hereby confirm the organization of the Company as a Nevada limited liability company pursuant to the Act.

2.2 Effective Date. This Agreement shall be effective as of the date first written above.

2.3 Registered Agent and Office. The registered agent for the service of process and the registered office of the Company shall be as reflected in the Articles as originally filed in the Office of the Secretary of State of Nevada or as otherwise determined by the Board of Managers. The Board of Managers, from time to time, may alter the registered agent or office through appropriate filings with the Secretary of State. If the registered agent ceases to act as such or the registered office shall change for any reason, the Board of Managers promptly shall designate a replacement registered agent by filing a Registered Agent Acceptance/Statement of Change or other appropriate notice.

2.4 Scope of Agreement. The Members expressly intend that this Agreement shall govern the rights and responsibilities of the Members and Managers with respect to the

Company, even if certain specific provisions of this Agreement are inconsistent with or different from the general provisions of the Act or any other rule or law, except to the extent (i) this Agreement expressly incorporates federal income tax rules by reference to Sections of the Code or Treasury Regulations, or (ii) any provision of this Agreement is expressly prohibited or ineffective under the Act or any law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act. If the Act subsequently is amended or interpreted in such a manner as to make valid any provision of this Agreement that formerly was invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

3. NAME; LOCATION; PURPOSE AND IDENTITY OF MEMBERS. All business of the Company shall be conducted under the Company's legal name, "Ichor, LLC," or a trade, fictitious or "doing business as" ("D/B/A") name selected by the Company. The Company may do business under any other name or names which the Board of Managers selects, with Notice of such change to the Members. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall comply with any requirements of the Act or applicable law.

3.1 Place of Business. The Company's principal place of business shall be located at 7292 Culebra Rio Circle, Idaho Falls, ID 83406, and thereafter shall be located at such other place or places as may be determined by the Board of Managers from time to time.

3.2 Purpose. The Company shall be, subject to change as determined by the Board of Managers in the best interest of the Company, (i) engaging in the business of and related to development, improvement and installation of internal combustion engines; (ii) to do all things related or incidental to or in furtherance of such business; and (iii) to conduct any other business which lawfully may be conducted under the Act and any other law or regulation applicable to the Company and which the Board of Managers determines to be necessary, advisable or appropriate, in any geographic region which accounts for all phases of the business (collectively the "Company Business").

3.3 Addresses of Members. The addresses of the individuals who are Members of the Company as of the Effective Date are set forth on the Exhibit A of this Agreement.

3.4 Certificates. At the Board of Managers' discretion, the Company may issue certificates evidencing the Units of each Member. Any such certificates shall be issued in compliance with the provisions of the Act.

3.5 Documents/Filings. The Managers may execute and file with the Office of the Secretary of State of the State of Nevada any amendments to the Articles approved by the Board of Managers or Members. The Managers are authorized to execute, file and cause to be published with the proper authorities in the City of Las Vegas and County of Clark or the State of Nevada, such other certificates or documents as are required by any fictitious business statement act or similar statute in effect. If there is a conflict between this Agreement and the Articles, the Articles shall control. The Managers and/or the Members from time to time shall

execute or cause to be executed all such certificates and other documents, and do or cause to be done all such filings, recordings, publishing and other acts, including without limitation a State Business License Application, as are necessary to comply with the Act for the formation and operation of the Company in all jurisdictions in which the Company is authorized to conduct business. The Company will not have a seal.

3.6 Title to Company Property. All property and assets of the Company will be held and owned by and in the name of the Company and, when appropriate, will be registered or recorded in the name of the Company.

4. TERM. The term of this Agreement shall commence as of the Effective Date and shall continue indefinitely until terminated as hereinafter provided and in accordance with the Act.

5. MEMBERS.

5.1 Names of Members. The names of the Members shall be set forth on Exhibit A hereto, as such exhibit may from time to time be revised, amended and/or restated by the Board of Managers in accordance with this Agreement.

5.2 No Member Participation in Management; Voting Rights of Members. Except as expressly provided herein, the Members shall take no part in the conduct or control of the Company Business and shall have no right or authority to act for or bind the Company. Economic Interest Holders shall have no voting rights whatsoever. The Board of Managers shall have the right to take all actions in furtherance of the Company's operations as it deems necessary in its sole discretion. Notwithstanding the foregoing or any other contrary provision of this Agreement, an affirmative vote, consent or ratification by Majority Interest of the Class A Members shall be required for any of the following actions:

5.2.1 Dissolution and termination of the Company prior to the expiration of the Term of this Agreement;

5.2.2 The merger or consolidation of the Company pursuant to Section 92A.150 of Chapter 92A of the Nevada Revised Statutes;

5.2.3 Selling, exchanging, transferring, assigning, leasing or conveying fifty percent (50%) or more of the Company Assets;

5.2.4 Pledging, hypothecating, encumbering or subjecting to a security interest fifty percent (50%) or more of the Company Assets;

5.2.5 Undertaking any act which would make it impossible to carry on the ordinary business affairs and operations of the Company; or

5.2.6 Election of a successor Manager.

In the event that the Class A Members end up with a tie vote on any of the matters set forth above, or on any other matter set forth in this Agreement which requires the vote or

approval of the Class A Members, the matter shall be submitted to mediation pursuant to Section 22.1.

5.3 Voting Rights of Class B Members. Except as expressly provided in this section or elsewhere in this Agreement, Class B Members shall have no other voting rights. Notwithstanding the foregoing or any other contrary provision of this Agreement, an affirmative vote, consent or ratification by Majority Interest of the Class A and Class B Members voting as a single class shall be required for any of the following actions:

5.3.1 Amendment to this Agreement, *provide that* this subsection 5.3.1. shall not apply to the matters set forth in Section 23.2 hereof, with respect to which matters the Board of Managers alone may amend the Agreement without the vote or other consent of the Members;

5.3.2 Undertaking any act in contravention of this Agreement or the Articles; or

5.3.3 Changing the nature of the Company's Business.

In the event that the Class A and Class B Members voting as a single class end up with a tie vote on any of the matters set forth above, or on any other matter set forth in this Agreement which requires the vote or approval of the Class A and Class B Members voting as a single class, the matter shall be submitted to mediation pursuant to Section 22.1.

5.4 Limitations on Members. Except as provided specifically in this Agreement, no Member shall have the right or power, (i) Section 86.331 or any other provision of the Act notwithstanding, to withdraw or reduce its capital, except as a result of the dissolution of the Company or as otherwise required by law, (ii) to bring an action for partition against the Company, or (iii) to demand or receive property other than cash in return for its capital contributions to the Company. Other than upon dissolution of the Company as provided by this Agreement, there has been no time agreed upon when the contributions of the Members must be returned, and no Member shall have the right to require that the Company return any contributions to the capital of the Company.

5.5 Meetings of Members.

5.5.1 Meetings of Members shall be held at any place stated in any proper notice of meeting within or outside of the State of Nevada. Members not physically present in person or by proxy at a meeting of Members may, by electronic transmission by and to the Company or by electronic video screen communication, participate in a meeting of Members, be deemed present in person or by proxy, and vote at a meeting of Members whether that meeting is to be held at a designated place or in whole or in part by means of electronic transmission by and to the Company or by electronic video screen communication. Meetings shall be held only when called by the Board of Managers or by Members (including both Class A and Class B Members) who singularly or collectively own Percentage Interests representing more than ten percent (10%) of the Company for any matters on which Members may vote or which require their approval.

5.5.2 Any provision of the Act or this Agreement to the contrary notwithstanding, any action of the Members may be taken by the Members holding the requisite power to take such action at a meeting or written consent in lieu thereof regardless of whether formal notice of such meeting or action is given. Any such action may be effective immediately. Members acting pursuant to this Section 5.5.2 promptly shall deliver executed consents to the Company evidencing any such action taken.

5.5.3 The Company shall provide Notice to all the Members not less than 10 days or more than 60 days before the date of the meeting to each Member entitled to vote at the meeting. The Notice shall state the place, date, and hour of the meeting, the means of electronic transmission by and to the Company or electronic video screen communication, if any, and the general nature of the business to be transacted. No other business may be transacted at that meeting.

5.6 Liability of Members. Except as expressly provided in this Agreement, no Member shall be responsible as such for the debts or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability for debts or liabilities of the Company on the Managers or Members.

5.7 Non-Solicitation; Non-Competition.

5.7.1 Each Member agrees and covenants that during the period of Member's provision of services to Company or so long as Member owns, directly or indirectly, a Membership Interest in the Company and for five (5) years commencing on the later of the date of termination of such Member's services provided to the Company or the date of termination of such Member's ownership interest in the Company for any reason, the Member shall use its best efforts to not, directly or indirectly, electronically or otherwise, for himself, herself or itself, or for any other business or person:

(i) Solicit or contact any employees or independent contractors of Company to become employed or associated with any business substantially similar to, or competitive with, the Company Business, or induce or attempt to influence any employee or independent contractor of Company to terminate its employment or business relationship with Company; or

(ii) Solicit or contact any customer or targeted prospective customer of Company or any supplier or contractor of Company, on behalf of any business substantially similar to or competitive with the Company Business, whether or not using any Confidential Information; or

(iii) Act or perform services, whether individually or as an owner, partner, shareholder, consultant, employee, advisor or in any other capacity for any business substantially similar to or competitive with the Company Business.

For the purposes of this Section 5.7, customer includes any entity or person with which the Company (a) has or had a contract; or (b) for which or whom the Company is performing or has performed services or provided products, within a two-year period preceding Member's Membership Interest redemption by the Company. Targeted prospective customer shall mean any entity or person which the Company or Affiliated Companies (a) had listed on an active customer contact list or lead sheet; (b) met or corresponded with to discuss the Company or Affiliated Companies performing services or providing products for such entity or person; and/or (c) provided a written or oral proposal to regarding providing services or products to such entity or person, within a one-year period preceding Member's termination of services or ceasing to be a Member and with or about which the Member had any level of involvement or knowledge. Customer and targeted prospective customer shall also include any entity or person with which or whom Member had a relationship preexisting its becoming a Member of the Company, provided such entity or person otherwise satisfies the definitions in this Section 5.7.

5.7.2 Review of Counsel. Each Member acknowledges that such Member has been given the opportunity to have the provisions of this Section reviewed and to discuss the same with counsel of such Member's choice. Each Member acknowledges that such Member has freely agreed to the restrictions set forth in this Section and that the same will not unduly restrict such Member's ability to earn a livelihood after such Member has ceased owning any Membership Interest in the Company.

5.7.3 Interference with Business. Each Member agrees that, based on the nature of the Company's business, as well as such Member's position therein, that any violations of the restrictions contained in this Section 5.7 will cause interference with Company's business operations as well as with Company's customers and/or clients. Each Member agrees that any such interference will cause irreparable harm to the Company.

5.7.4 Adequate Consideration and Ability to Earn Livelihood. Each Member expressly acknowledges: (i) that he will be able to earn a livelihood without violating the covenants set forth in this Agreement, and (ii) that his ability to do so was a condition precedent to the Company's entering into this Agreement.

5.7.5 Savings Clause. In the event that any portion of this Section 5.7 is held to be unenforceable by a court or by the arbitrator pursuant to Section 22 hereof, the Members agree that it is their intention that the restrictions set forth herein be reformed to comply with the maximum scope of restriction that would have been held to be enforceable.

6. MANAGEMENT.

6.1 Management by Board of Managers. Subject to any provisions of the Articles and this Agreement relating to actions required to be approved and subject to voting by the Members, if any, the business, property and affairs of the Company shall be managed and all powers of the Company shall be exercised exclusively by and under the direction of the Board of

Manager, who shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's affairs.

6.1.1 The Company shall, as of the Effective Date and initially thereafter, have three Managers, as identified in Section 1 above. The number of Managers shall be fixed from time to time by the vote or written consent of the Members holding at least seventy-five percent (75%) of the Percentage Interests. If the Company elects to change the number of Managers, the Members shall amend this Section 6.1 to provide for changes to the procedure for election of the Managers. A Manager may resign at any time by giving written notice to the Members. Whenever the Company has more than one Manager, management decisions in such case shall be made by a majority of the Managers. In the event there is more than one Manager and there is a deadlock among the Managers, the Members shall decide such dispute or disagreement by vote of a Majority Interest of the Members.

6.1.2 No Manager shall owe any fiduciary or other duty to the Company that is not explicitly provided for in this Agreement or under Nevada law. All such duties are hereby disclaimed to the full extent allowed by Nevada law. Except as provided in the foregoing sentence, Officers or Managers shall have no liability to the Company or its Members for damages.

6.1.3 The Managers shall not be required to devote full time to the affairs of the Company but shall devote whatever time, effort and skill the Managers may deem to be reasonably necessary for the conduct of the Company's business. Each Manager may, while serving as the Company's manager, engage in any other businesses including businesses related to, but not directly competitive with, the Company.

6.2 Approval by Members. Any act or action which requires the consent or approval of the Members, or of a particular class of Members, hereunder shall require the consent or approval of a Majority in Interest of the Members or the Members of such class, unless this Agreement specifies that such act or action shall require the consent or approval of the Members holding Percentage Interests of a greater amount.

6.3 Compensation of Manager. For the Managers' duties under this Agreement, the Managers shall receive compensation in the amount as the Board of Managers determines from time to time. Any changes to a Manager's compensation by the Members shall require a vote of the majority of the Membership Interests of the Class A and Class B Members voting as a single class.

6.4 Acts as Conclusive Evidence of Authority. Any note, mortgage, contract, certificate, conveyance or other instrument to be executed in the ordinary course of the Company's business shall be valid when executed by a Manager or by such other person appointed by the Board of Managers for the purpose.

6.5 Removal of Manager. The Managers may not be removed by the Members except that a Manager (i) shall be automatically removed upon the occurrence of a Dissociation Event with respect to a Member that is also a Manager or (ii) may be removed by a vote of seventy-five percent (75%) of the Percentage Interests of the Class A Members, *provided that* the Class A Members voting to remove the Manager have available for service a replacement Manager who is reasonably qualified to discharge the obligations of Manager under this Agreement.

6.5.1 Class A Members may exercise their removal right by (i) presenting to the Board of Managers a Notice ("Removal Notice") to the effect that the Manager is removed effective on the date set forth in such Removal Notice, which Removal Notice shall be executed (with each such signature being acknowledged) by Members representing a Majority Interest of the Class A Members; and (ii) concurrently therewith delivering a copy of the Removal Notice to each Member who has not executed the Removal Notice.

6.5.2 Concurrently with delivery of the Removal Notice or within ninety (90) days thereafter by Notice given in the manner of the Removal Notice, a Majority Interest of the Class A Members may also designate a successor Manager or Managers.

6.5.3 Substitution of a new Manager, if any, shall be effective upon written acceptance of the duties and responsibilities of a manager of the Company by the new designated Manager. Upon effective substitution of a new Manager, this Agreement shall remain in full force and effect except for the change in the Manager and the business of the Company shall be continued by the new Manager.

6.6 Resignation By or Incapacity of Manager. Any Manager may withdraw from the Company upon not less than ninety (90) days' Notice of same to the Members. If a Manager voluntarily withdraws or if a Manger is the subject of an Incapacity, then one or more replacement managers may be appointed by the affirmative vote or written consent without a meeting of a Majority Interest of the Class A Members. If the number of Managers is changed, this Agreement shall be amended, if necessary, to accurately reflect the number of Managers of the Company.

6.7 Officers. There shall be no officers unless appointed, at any time, by the Board of Managers. The officers of Company, if deemed necessary by the Board of Managers, may include, without limitation, a chief executive, president, vice president, secretary, and chief financial officer. Such officers shall have rights and responsibilities as determined by the Board of Managers. The officers shall serve at the pleasure of the Board of Managers. Subject to the rights, if any, of an officer under a contract of employment, (i) any officer may be removed, either with or without cause, by the Board of Managers at any time; and (ii) any officer may resign at any time by giving Notice to the Board of Managers. Any resignation shall take effect at the date of the receipt of that Notice or at any later time specified in such Notice. Unless otherwise specified in such Notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company

under any contract to which the officer is a party. A vacancy in any office may be filled by the Board of Managers or the applicable duties reassigned to one or more existing officers in the Board of Managers' sole discretion.

6.8 Performance of Duties; Liability of Manager. No Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing and willful violation of law by the Manager. No Person who is a Manager or officer or both a Manager and officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, by reason of being a Manager or officer or both a Manager and officer of the Company.

6.9 Indemnification. The Company shall indemnify, defend by legal counsel of the Officer or Manager's choice and hold harmless any Officer, Manager, and, as applicable, the Manager's officers, directors, shareholders, employees, agents, affiliates, successors, and assigns from and against any and all claims, demands or liabilities arising out of or in connection with any acts performed or omitted to be performed by the Officer or Manager in connection with the Company's business, unless the loss, liability or damage was caused by the gross negligence, fraud or criminal act of the indemnified Person. The Company shall indemnify, defend and hold harmless any Member and, as applicable, such Member's officers, directors, shareholders, employees, agents, affiliates, successors, and assigns from and against any and all claims, demands or liabilities arising out of or in connection with (i) any acts performed or omitted to be performed by the Member in connection with the Company's business or (ii) Member's status as a member of the Company, unless the loss, liability or damage was caused by the gross negligence, fraud or criminal act of the indemnified Person. The Board of Managers shall be authorized, on the Company's behalf, to enter into indemnity agreements from time to time with any Person entitled to indemnity under this Section 6.9.

6.10 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of a Manager and any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 6.9 or under applicable law.

7. AFFILIATES.

7.1 Investment or Management Opportunities. The Members and the Managers shall be free to present to the Company any investment or management opportunity in public or private securities, but no Member or Manager shall be obligated to present any such opportunity to the Company and each shall be free to present such opportunities to other Persons, including Affiliates.

7.2 Transactions with Affiliates. The Members hereby acknowledge and agree that the Company, in the course of its business activities, may enter into other contracts

and agreements with the Members and their Affiliates which shall be acceptable, provided that all such contracts and agreements contain provisions and conditions which in the aggregate are no less favorable to the Company than the provisions and conditions which could be obtained from Persons which are not Members.

8. CAPITAL ACCOUNTS.

8.1 Establishment of Capital Accounts. The Members acknowledge and agree that for income tax purposes, the Company shall be governed by subchapter K of the Code; accordingly, a separate capital account shall be established and maintained for each Member ("Capital Account") strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

8.2 Adjustments to Capital Accounts. Subject to Sections 8.3 and 8.4 below, a Member's Capital Account from time to time:

8.2.1 Shall be increased by (i) the amount of money contributed by such Member to the Company; (ii) the fair-market value of property contributed by such Member to the Company (net of liabilities secured by such property or to which such property is subject); and (iii) the Profit and other items of income and gain allocated to such Member.

8.2.2 Shall be decreased by (i) the amount of money distributed to such Member; (ii) the fair-market value of property distributed to such Member by the Company (net of liabilities secured by the property or to which such property is subject); (iii) such Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including for this purpose losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code); (iv) such Member's share of amounts paid or incurred by the Company to organize the Company (except to the extent properly amortizable for tax purposes); and (v) loss and other items of deduction allocated to such Member.

8.3 Assumption of Unsecured Liabilities. For purposes of this Section 8, the assumption of a Member's unsecured liability by the Company shall be treated as a distribution of cash to that Member. The assumption of any Company unsecured liability by a Member shall be treated as a cash contribution to the Company by that Member.

8.4 Special Adjustments. If and to the extent required by the Treasury Regulations promulgated under Section 704 of the Code, upon (i) distribution of assets (other than money) of the Company to a Member, or (ii) the liquidation of a Member's interest in the Company, to reflect unrealized gain or loss, the Capital Accounts for the Members shall be adjusted for the hypothetical "net book gain" or "net book loss" (as defined in the Treasury Regulations promulgated under Code Section 704) that would have been realized by the Company if the Company Assets had been sold for their fair-market values in a cash sale. Capital Accounts also shall be adjusted upon the constructive termination of the Company as provided under Section 708 of the Code as required by Section 1.704-1(b)(2)(iv)(1) of the Treasury Regulations.

8.5 Capital Accounts Restoration. No Member shall be obligated to restore any deficit in its Capital Account.

9. CAPITALIZATION.

9.1 Initial Capital Contributions. The initial Members shall contribute to the Company as Capital Contributions the cash and/or noncash property, if any, that the Board of Managers deems acceptable to the Company, as set forth on Exhibit A to this Agreement, and shall receive in exchange Membership Interests in the amounts of Units shown. Persons who are subsequently admitted as Members shall make such Capital Contributions in exchange for Membership Interests as are agreed between such Persons and the Company.

9.2 No Withdrawals. Except as required by law, no Member shall have the right to withdraw any capital contribution made to the Company without the prior unanimous consent of the remaining Members.

9.3 No Interest. No interest shall be payable with respect to any Member's contribution to the capital of the Company.

9.4 Sources of Additional Capital Investment. Subject to other provisions of this Agreement, if the Board of Managers determines that the Company has cash needs in excess of available funds (for any expenditures or reserves in excess of Cash Available for Distribution):

9.4.1 The Company may borrow funds from financial institutions or other third party sources of capital on such terms and conditions as the Board of Managers deems advisable.

9.4.2 The Company may borrow funds from a Member, or an Affiliate of a Member, in which event the provisions regarding Affiliate Loans shall apply.

9.4.3 The Company may accept the capital from the existing Members in exchange for new or increased Class B Percentage Interests in the Company or admit additional Members who will contribute such additional required capital. To the extent necessary, the Members shall execute such instruments and documents as may be necessary in order to evidence such additions or admissions.

9.4.4 The Company may form a partnership, joint venture or other business association with another entity with capital.

9.5 Additional Capital Contributions. Except as may be required as a matter of state law and except as otherwise required by this Company Agreement or as otherwise agreed by the Board of Managers, no Member shall be obligated to make additional advances or capital contributions to the Company. Members who voluntarily make additional capital contributions to the Company shall receive a credit to such Member's Capital Account in the amount of any additional capital which such Member contributes to the Company. If a Member making an additional cash Capital Contribution holds a Class A Membership Interest, the Member may elect to convert a portion of his/her/its Class A Membership Interest to a Class B Membership

Interest on a pro-rata basis comparing the amount of the additional Capital Contribution with the fair market value of the original capital contribution set forth in Exhibit A. Immediately following such Capital Contributions, the Percentage Interests shall be adjusted, if necessary, by the Board of Managers to reflect the new relative proportions of the Capital Accounts of the Members and if there has been any change in Percentage Interests.

10. PERCENTAGE INTERESTS; INCOME TAX ALLOCATIONS.

10.1 Percentage Interests. Section 86.291 or any other provision of the Act notwithstanding, each Member's respective Percentage Interest shall be as set forth in Exhibit A. Section 86.291 or any other provision of the Act to the contrary notwithstanding, the Members' respective Percentage Interests shall not be adjusted to reflect any distributions from the Company pursuant to Section 11.

10.2 Allocation of Profit and Loss. All allocations of Profit and Loss, and other items of income, gain, credit and deduction of the Company shall be made in accordance with the provisions and conditions of Exhibit B.

10.3 Profits Interests.

10.3.1 The Company and each Class A Member hereby acknowledge and agree that, with respect to any Class A Member, such Class A Member's Class A Interest constitutes a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "Profits Interest"), and that any and all Class A Interests received by a Class A Member are received in exchange for the provision of services by the Class A Member to or for the benefit of the Company in a service provider capacity or in anticipation of becoming a service provider. The Company and each Class A Member who receives a Class A Interest hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Class A Member who receives a Class A Interest shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

10.3.2 In accordance with the finally promulgated successor rules to Regulation Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class A Interests issued after the effective date of such Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Regulation or successor rules) of the Class A Interests as of the date of issuance of such Class A Interests. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to the issuance of such Class A Interests while the safe harbor election remains effective.

10.4 Accounting Decisions. All decisions as to accounting and tax matters shall be made by the Board of Managers.

10.5 Tax Matters. The Company's tax and fiscal year shall be the calendar year, unless the Members shall elect a different fiscal year at any time. The accountants shall be instructed to prepare and file all required income tax returns for the Company.

10.5.1 Tax Representation.

(i) For purposes of Code Section 6231(a)(7), Alex Heiner is designated as the initial "tax matters partner" ("TMP"). The Person serving as the TMP (or the successor of such Person pursuant to Section 10.5.1(ii) shall be the designated "partnership representative" of the Company within the meaning of Code Section 6223 ("Tax Representative"). The Tax Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 10.5.1, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(ii) The Person serving as the TMP or Tax Representative shall be automatically removed as TMP or Tax Representative upon the death, dissolution and/or winding up, legal incompetency or Bankruptcy of such Person, and the Person serving as the TMP or Tax Representative may be removed at any time by the Board of Managers or the Members. Upon such removal of the TMP or Tax Representative, a successor to serve in such position shall be designated by the Board of Managers or the Class A Members.

(iii) If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Company shall make such election.

(iv) Notwithstanding other provisions of this Agreement to the contrary, if any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Tax Representative, in the discretion of the Tax Representative, may cause the Company to elect pursuant to Code Section 6226 to have any such adjustment passed through to the Members for the year to which the adjustment relates (*i.e.*, the "reviewed year" within the meaning of Code Section 6225(d)(1)). In the event that the Tax Representative has not caused the Company to so elect pursuant to Code Section 6226, then any "imputed underpayment" (as determined in accordance with Code Section 6225) or "partnership adjustment" that does not give rise to an "imputed underpayment" shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Board of Managers in good faith) so that, to the maximum extent possible, the tax and economic

consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(v) Each Member agrees that, upon request of the Tax Representative, such Member shall take such actions as may be necessary or desirable (as determined by the Tax Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

10.6 Obligations of Members to Report Allocations. The Members are aware of the income tax consequences of the allocations made by this Agreement and hereby agree to be bound by the provisions herein when reporting their shares of Company income and loss for income tax purposes.

11. DISTRIBUTIONS.

11.1 Distributions of Cash Available for Distribution. Distributions of Cash Available for Distribution shall be made to the Members at such time or times as the Board of Managers from time to time shall determine based on a determination of whether the Company has adequate Cash Available for Distribution. Provided there is Cash Available for Distribution, such distributions shall occur no less frequently than a semi-annual basis. Distributions of Cash Available for Distribution shall be distributed among the Members according to the following priorities (except for distributions of the Members' original capital contributions which shall be in accordance with their respective Percentage Interests or upon termination of the Company, in which event, available funds shall be utilized or distributed according to the priorities set forth in Section 19 below):

11.1.1 First, as provided for in Section 1.35, one-hundred percent (100%) of the remaining Cash Available for Distribution shall be distributed to the Class B Members on a pro-rata basis according to the amount of cash capital contributions made by the Class B Members until aggregate distributions in the amount equal to one-hundred percent (100%) of the Class B Members' cash capital contributions and the preferred return are made;

11.1.2 Second, after all distributions to Class B Members are made under Section 11.1.1, all remaining Cash Available for Distribution shall be distributed to all of the Class A and Class B Members pro-rata in accordance with their respective Percentage Interests.

11.2 In exercising the Managers' discretion under Section 11.1, and subject to the restrictions in Section 11.3, it is the intention of the Members that they shall annually, on or before April 15, receive a distribution of their respective shares of the Estimated Tax Amount. Each Member's share of the Estimated Tax Amount shall be based upon such Member's

proportionate share of the Company's Profits allocated to such Member. Any distributions made pursuant to this Section 11.2 shall apply against the amounts distributable to the Member pursuant to Section 11.1. The Company's obligation to distribute the Estimated Tax Amount is dependent upon the Company having available sufficient Cash Available for Distributions and cash reserves to make such distributions without causing the Company to be in violation of Section 11.3.

11.3 Restriction on Distributions.

11.3.1 Any provision of Sections 11.1 and 11.2 to the contrary notwithstanding, the Company shall make no distribution if, after giving effect to the distribution, the Board of Managers determines:

(i) The Company would not be able to pay its debts as they become due in the usual course of business; or

(ii) The Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

11.3.2 The Board of Managers may base a determination that a distribution is not prohibited under Section 11.3.1 on any of the following:

(i) Financial statements prepared on the basis of accounting practices and principles that are reasonable under the circumstances;

(ii) A fair valuation; or

(iii) Any other method that is reasonable under the circumstances.

11.3.3 Except as provided in Section 86.343 of the Act, the effect of a distribution is measured as of the date the distribution is authorized if the payment occurs within 120 days after the date of authorization, or the date payment is made if it occurs more than 120 days after the date of authorization.

11.3.4 If the Board of Managers approves of a distribution in violation of this Agreement or the Act, the Member having received such distribution shall be personally liable to the Company for the amount of the distribution that exceeds that which could have been distributed without violating this Agreement or the Act if it is established that the Board of Managers did not act in compliance with this Section 11.3. If the Member becomes so liable, such Member may compel contribution from (i) any other Member who also is so liable and (ii) each other Member for the amount the Member received in violation of this Agreement or the Act.

11.4 Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member or Economic Interest Holder shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or Economic Interest Holder or paid by a Member or Economic Interest Holder for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or Economic Interest Holder.

12. BOOKS AND RECORDS; ACCOUNTS.

12.1 Records. The Members, at the Company's expense, shall maintain for and on behalf of the Company, at its principal office at 7292 Culebra Rio Circle, Idaho Falls, ID 83406, or such other place as the Board of Managers may determine, the books and records required by of the Act, including but not limited to the following:

12.1.1 A current list of the full name and last known business or residential address of each Member set forth in alphabetical order, together with the contribution and Percentage Interest of each Member and each Economic Interest Holder;

12.1.2 A current list of the full name and last known business or residential address of the Managers;

12.1.3 A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

12.1.4 Copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

12.1.5 Copies of this Agreement and all amendments to this Agreement, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

12.1.6 Financial statements of the Company for the six most recent fiscal years; and

12.1.7 The Company's books and records as they relate to the Company's internal affairs for the current and past three fiscal years.

12.2 Inspection by Members and Economic Interest Holders.

12.2.1 Upon the request of a Member, for purposes reasonably related to such Member's Membership Interest, the Company promptly shall deliver to such Member, at the expense of the Company, copies of the information required to be maintained by Section 12.1.

12.2.2 Upon the request of any Economic Interest Holder, for purposes reasonably related to its Economic Interest, the Company promptly shall deliver to the Economic Interest Holder, at the expense of the Company, a copy of the information required to be maintained pursuant to Section 12.1.4.

12.2.3 Each Member has the right, upon reasonable request and, in the case of subparagraph (i) and (iii), upon twenty-one (21) days advance notice and without requesting the audit or inspection more than once every six (6) months, to each of the following:

(i) To inspect and copy during normal business hours any of the Company records required to be maintained under Section 12.1;

(ii) To obtain from the Company, promptly after becoming available, a copy of the Company's federal, state and local income tax or information returns for each year; and

(iii) To audit the books and records of the Company, provided such Member pays the costs and expenses incurred in connection therewith, not including, however, the cost of a Person selected by the Company, if it so desires, to monitor the audit by the Member.

12.2.4 Each Economic Interest Holder has the right, for purposes reasonably related to its Economic Interest and subject to the same restrictions as are set forth in Section 12.2.3, to inspect and copy during normal business hours any of the Company records required to be maintained under Section 12.1 and to obtain promptly after becoming available, a copy of the Company's federal, state and local income tax and information returns for each year.

12.2.5 The Company shall send or cause to be sent to the Members and any Economic Interest Holder, as soon as reasonably possible after the end of each taxable year, the information necessary for such Persons to complete their federal and state income tax or information returns, which shall include a copy of the Company's federal, state and local income tax or information returns for said taxable year.

12.2.6 For purposes of this Section 12, all such books and records may be made available in electronic format, if available, and delivered through electronic means, if feasible, at the discretion of the Board of Managers.

12.3 Confidential Information.

12.3.1 Each Member agrees that all Confidential Information shall be kept confidential by such Member and shall not be disclosed by such Member in any manner whatsoever and shall be used by such Member solely for purposes related to its investment in the Company; *provided*, *however*, that (i) any of such Confidential Information may be disclosed to such Member's Affiliates, to Persons who are (or are prospective) direct or derivative legal or beneficial

owners of equity interests in such Member, and to the managers, directors, officers, employees, and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) of such Member and of such Member's Affiliates (collectively, for purposes of this Section 12.3, "Representatives"), each of which Affiliates, Members, and Representatives shall be bound by the provisions of this Section 12.3 or substantially similar terms and shall use such information only for purposes related to the business of the Company; (ii) Confidential Information may be disclosed to any prospective purchaser of any Units from such Member that is not a competitor of the Company, if such prospective purchaser agrees in writing to be bound by the provisions of this Section 12.3; (iii) any disclosure of Confidential Information may be made to the extent to which the Board of Managers consents in writing; (iv) any disclosure may be made of the terms of a Member's investment in the Company pursuant to this Agreement, any agreement pursuant to which any such investment is made, and as required for the Company to comply with any such agreement or this Agreement; (v) Confidential Information may be disclosed by a Member or Representative to the extent reasonably necessary in connection with such Member's enforcement of its rights under this Agreement; and (vi) Confidential Information may be disclosed by any Member or Representative to the extent that the Member or Representative has received advice from its counsel that it is legally compelled to do so, *provided*, *however*, that, prior to making such disclosure, the Member or Representative, as the case may be, uses reasonable efforts to preserve the confidentiality of the Confidential Information, including consulting with the Company regarding such disclosure and, if reasonably requested by the Company, assisting the Company, at the Company's expense, in seeking a protective order to prevent the requested disclosure, and, provided, further, that the Member or Representative, as the case may be, discloses only that portion of the Confidential Information as is, based on the advice of its counsel, legally required. Each Member shall be responsible for any breach of this Section 12.3 by its Representatives.

12.3.2 "Confidential Information" means all confidential or proprietary information (irrespective of the form of communication) obtained by or on behalf of a Member from the Company or its representatives, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was available to such Member prior to disclosure to the Member by the Company or its representatives from a source not known by such Member to be prohibited by a confidentiality agreement with, or other obligation of secrecy to, the Company from providing such Member such information, (c) becomes available to the Member after disclosure by the Company or its representatives from a source other than the Company and its representatives, provided, that such source is not known by such Member to be prohibited by a confidentiality agreement with, or other obligation of secrecy to, the Company from providing such Member such information, or (d) is independently developed by or for such Member without the use of any such information received from the Company or its representatives.

12.3.3 The obligations of a Member pursuant to this Section 12.3 will continue following the time such Person ceases to be a Member. Each Member acknowledges that disclosure of Confidential Information in violation of this Section 12.3 may cause irreparable damage to the Company and the Members for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that the Company is entitled to seek the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security and without a requirement to prove that such party has no adequate remedy at law, to compel specific performance of all of the terms of this Section 12.3.

12.4 Company Expenses. The Company shall pay for all expenses incurred in connection with the business of the Company, including, but not limited to: (i) organization expenses incurred to form the Company; (ii) salaries, compensation and fringe benefits of personnel employed by the Company and directly involved in the Company business; (iii) costs of borrowed money, insurance, taxes and assessments on the Company Assets and other taxes applicable to the Company; (iv) legal, audit, accounting, consulting and brokerage fees, including fees incurred in connection with the reorganization of the Company or the transactions connected therewith; (v) expenses and taxes incurred in the distribution, transfer, and recording of documents evidencing ownership of an interest in the Company or in the Company business; (vi) expenses for the construction, development, subdivision, repair, maintenance, leasing, refinancing and operation and sale of the Company Assets; (vii) out-of-pocket expenses incurred by the Members or Board of Managers in connection with the business of the Company; and (viii) any other expenses necessary or advisable for the business and operation of the Company. The foregoing is subject to a limitation that reimbursement to the Members and Managers of expenses shall be limited to those expenses that are specifically and directly allocable to the Company. Consistent with the foregoing, the Members and Managers shall be reimbursed, after the execution hereof and, for costs and fees reasonably incurred incident to the organization of the Company including attorneys' fees and costs. The Members and Managers also shall be reimbursed for expenses incurred thereafter in connection with carrying out their obligations as Members and Managers or in furtherance of the Company's business, provided in all cases that (i) they have received advance written approval of reimbursement of such expenses, which shall be further documented once incurred and prior to reimbursement to evidence that they are consistent with the pre-approved expenses and (ii) no expenses will be reimbursed by the Company with respect to travel, lodging, meals, per diems, or otherwise which may relate to other business engagements, appearances, or other activities independently planned and organized by a Member or Manager in connection with other businesses or professional endeavors in which they might be involved even if during such other engagements the Members and Managers organize additional appearances or activities intended to further the Company's business.

12.5 Bank Accounts. The Company may open accounts at banks or other financial institutions as the Board of Managers determines are appropriate. The Board of Managers shall be an authorized signatory upon each such bank account, together with any other individuals who the Board of Managers may from time to time authorize as a signatory in his or

her absence. The amounts to be deposited and maintained in each account shall be determined by the Board of Managers.

12.6 Annual Audit. If deemed necessary or appropriate by the Members, the financial books and records of the Company shall be audited annually by an independent firm of certified public accountants selected by the Board of Managers.

13. TRANSFER OF MEMBERSHIP INTERESTS.

13.1 Restriction Against Transfer of Membership Interests. No Member shall Transfer all or any portion of its Membership Interest, except in compliance with the provisions and conditions set forth in Sections 13.2, 13.3, 13.4 and 14.2 below. Any Transfer of Control in any corporate or entity Member shall be deemed a Transfer for purposes of this Agreement. Except to the extent (if at all) required by law, any purported Transfer in violation of this Agreement shall be void and ineffectual and shall not operate to Transfer any right, title or interest in or to the purported transferee.

13.2 Right of First Refusal; Right of Co-Sale.

13.2.1 Right of First Refusal. If any Member receives an offer, whether or not solicited by that Member, to purchase or otherwise acquire all or any portion of that Member's Membership Interest, and if that Member is willing to accept such offer, that Member shall give written notice at least sixty (60) days in advance of such proposed purchase ("Section 13.2 Notice") to the other Members of the amount and terms of the offer, the identity of the offer and that the Member is willing to accept the offer. The other Members, in their sole discretion, shall have the option, within sixty (60) days after the Section 13.2 Notice is given, to purchase or otherwise acquire the designated Membership Interest on the same terms as those contained in the offer. If more than one Member wishes to purchase the Membership Interest of the notifying Member, each such purchasing Member shall have the right to purchase in the proportion that each such purchasing Member's Percentage Interest bears to all such purchasing Members' Percentage Interests. If a Member elects not to purchase his/her/its pro rata share of the Membership Interest, the other Members may purchase that unallocated portion pro rata to their interest in the Company. If no Member timely exercises its option to purchase the Membership Interest designated in the Section 13.2 Notice, then the Member giving the notice may proceed to sell its Economic Interest to the offeror upon the terms and at the price contained in the notice only; provided, however, that (i) any such transaction must be consummated within ninety (90) days after the delivery of the notice to the other Members, and (ii) all other conditions contained in this Section 13 have been satisfied. If only a portion of the Membership Interest is to be acquired by the other Members, they will purchase the portion they have offered to purchase and offering Member may sell the remainder of its Economic Interest to the third party upon the terms and at the price contained in the notice only; provided, however, that (i) any such transaction must be consummated within ninety (90) days after the delivery of the notice to the other Members, and (ii) all other conditions contained in this Section 13 have

been satisfied. Any Transferee who receives any right, title or interest in any Economic Interest, or portion thereof, shall hold such Economic Interest or portion thereof subject to the provisions of this Agreement. No Company right or privilege other than those of an Economic Interest Holder shall extend to any Transferee unless such Transferee becomes a Substituted Member as provided in Section 16.2 below.

13.2.2 A Member who has assigned such Member's Membership Interest in the Company pursuant to this Section 13.2, unless the assignee has become a Substitute Member as defined in Section 16.2, below, shall not thereafter be entitled to exercise any of the rights of a Member with respect to such transferred Membership Interest nor have any other rights or obligations as a Member with respect to such transferred Membership Interest except as otherwise provided by the Act.

13.2.3 Any Membership Interests transferred pursuant to this Section 13.2. will remain subject to all of the provisions of this Agreement. A transferee will be deemed an Assignee for all purposes but will not become a Substitute Member unless and until the admission of such transferee is approved in accordance with the provisions of this Agreement.

13.3 Permitted Transfers. The provisions of this Agreement relating to the restrictions against Transfer of a Membership Interest or Economic Interest shall not apply to any of the following Transfers (individually, a "Permitted Transfer"):

13.3.1 Any Member may Transfer all or any part of its Membership Interest to the Company or to an existing Member of the Company, it being understood (i) that if the Member is a trust, each current beneficiary of such trust shall be deemed a Member for purposes of this Section 13.3.1, and (ii) if a Member creates a trust of which the Member is the current beneficiary, such new trust shall be deemed a Member for purposes of this Agreement;

13.3.2 Any individual Member may Transfer (whether by gift, bequest, donation or any other manner) all or any part of its Economic Interest to any member of such Member's Immediate Family with the prior written consent of each other Member to the proposed Transfer to such member of the Member's Immediate Family, which consent may be withheld for any reason in each such Member's sole discretion;

13.3.3 Any Member may Transfer all or any part of its Economic Interest to any Person with the prior written consent of each other Member to the proposed Transfer to such Person, which consent may be withheld for any reason in each such Member's sole discretion; or

13.3.4 Any Member may Transfer all or any part of its Economic Interest to an entity which is and remains Controlled by such Member or the principals of such Member, provided that the transferring Member gives at least thirty (30) days advance written notice of such Transfer to the other Members.

13.4 Marital Dissolution. If the marital relationship of a Member who is an individual (for purposes hereof the "Divorced Member") with the Divorced Member's spouse (the "Divorced Spouse") is terminated by divorce, and pursuant to such divorce or any property settlement in connection with such divorce, any portion of the Membership Interest registered on Exhibit A in Divorced Member's name or any community property interest, similar marital property interest or other interest therein is transferred to, retained by or vested in the Divorced Spouse (such interest so transferred to, retained by or vested in the Divorced Spouse being referred as the "Divorced Spouse's Interest"), the Divorced Member shall promptly give written notice to the Company of such event with the notice to contain the name and address for purposes of notice of the Divorced Spouse ("Divorce Notice"). Thereupon the other Members shall have the right under Section 14.3 of this Agreement to purchase the Divorced Spouse's Interest, which shall be valued and purchased as set forth in Section 15 of this Agreement except that the Divorced Member shall have the first priority to purchase so much of the Divorced Spouse's Interest as he or she wishes, with the other Members to be entitled to purchase only the portion not purchased by Divorced Member.

13.5 Effect of Transfer. If any Membership Interest or portion thereof is Transferred to an existing Member pursuant to Sections 13.3.1 or 13.4, the Permitted Transferee shall retain full rights as a Member and its Percentage Interest shall be increased, in the event of a transfer under Section 13.3.1, to reflect the Membership Interest so Transferred, and appropriately adjusted, in the event of a transfer under Section 13.4, to reflect the portion of the Divorced Spouse's Interest purchased by the Divorced Member. If any Economic Interest is Transferred to a Person which is not immediately before the Transfer a Member pursuant to the provisions of Section 13.3.2 through 13.3.4 above, the Permitted Transferee shall have only the rights of an Economic Interest Holder unless such Transferee becomes a Substituted Member as provided in Section 16.2 below.

13.6 Special Limitations on Transfer. Notwithstanding any other provision of this Section 13 to the contrary, no Member may Transfer all or part of its Membership Interest unless (i) the Membership Interests are subsequently registered under the Securities Act and any appropriate state securities laws (or unless the Company receives an opinion of counsel satisfactory to the remaining Members that an exemption from registration is available); (ii) the Company receives an opinion of counsel satisfactory to the remaining Members that any such contemplated Transfer will not cause a termination of the Company for federal and state tax purposes; and (iii) the Company receives from any proposed assignee all information and agreements that the remaining Members reasonably may require, including but not limited to any taxpayer identification number or any agreement that may be required by any authority having jurisdiction over the Company or its Members. The remaining Members, in their sole discretion, by written notice to such Member, may waive the foregoing conditions.

13.7 Drag Along Rights.

13.7.1 In the event that the holders of a majority of the issued and outstanding Units (the "Majority Unit Holders") and the unanimous consent of the Board of Managers approve a sale of the Company, the Majority Unit Holders shall give the other Members a written notice containing the terms of such sale of

the Company that specifies that this Section 13.7 shall apply to such transaction, then each Member hereby agrees:

(i) if such transaction requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such sale of the Company and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such sale of the Company;

(ii) if such transaction is an Equity Sale, to sell the same proportion of Units of the Company beneficially held by such Member as is being sold by the Majority Unit Holders to the Person to whom the Majority Unit Holders propose to sell their Units;

(iii) to execute and deliver all related documentation and take such other action in support of the sale of the Company as shall reasonably be requested by the Company or the Majority Unit Holders in order to carry out the terms and provisions of this Section 13.7 including without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, Unit certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the sale of the Company;

(v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such sale of the Company; and

(vi) if the consideration to be paid in exchange for Units pursuant to this Section 13.7 includes any securities and due receipt thereof by any Member would require under applicable law (A) the registration or qualification of such securities or of any person as a broker dealer or agent with respect to such securities, or (B) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been

sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units.

13.7.2 Notwithstanding the forgoing, a Member will not be required to comply with Section 13.7.1 in connection with any proposed sale of the Company (the "Proposed Sale") unless:

(i) such Member is only required to give not more than the same representations, warranties, covenants and indemnities as the Majority Unit Holders are giving in the transaction; *provided*, *however*, that in the event that a Member's indemnification obligations in connection with the Proposed Sale as to the Company are joint and several, then the Members shall enter into a customary contribution agreement;

(ii) the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such Proposed Sale, other than the Company;

(iii) liability shall in no event be greater than the amount of consideration actually paid to such Member in connection with such Proposed Sale, except with respect to (A) representations and warranties of such Member related to authority, ownership and the ability to convey title to such Units, (B) any covenants made by such Member with respect to confidentiality or voting related to such Proposed Sale or (C) claims related to fraud or willful breach by such Member, the liability for which need not be limited;

(iv) upon the consummation of such Proposed Sale, (A) each Member will receive the same form of consideration for their Units, (B) each holder of Units will receive the same amount of consideration as it would have received had the consideration for the Proposed Sale been delivered to the Company and paid to the Members in accordance with the distributions provisions in Section 11.4 hereof; and

(v) subject to Section 13.7.1(vi), if any Members are given an option as to the form and amount of consideration to be received as a result of such Proposed Sale, all Members will be given the same option.

13.7.3 Each Member hereby constitutes and appoints the Company's Chief Executive Officer with full power of substitution, as the proxy of the Member with respect to the matters set forth in this Section 13.7, and hereby authorizes the Company's Chief Executive Officer or other officer designated by unanimous resolution of the Board of Managers to represent and to vote, if and only if the Member in question (a) fails to vote or (b) attempts to vote (whether by

proxy, in person or by written consent), in a manner which is inconsistent with the terms of Section 13.7. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or this Section 13.7 is amended. Each party hereto hereby revokes any and all previous proxies with respect to the Units relating to the subject matter that is contained in this Section 13.7 and shall not hereafter, unless and until this Agreement terminates or this Section 13.7, as applicable, is so amended, purport to grant any other proxy or power of attorney with respect to any of Units relating to the subject matter that is contained in this Section 13.7, deposit any of Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth in this Section 13.7.

14. DISSOCIATION OF A MEMBER.

14.1 Dissociation. A Member shall cease to be a Member of the Company upon the occurrence of a Dissociation Event to such Member. Section 86.331 or any other provision of the Act to the contrary notwithstanding, no Member shall withdraw from the Company prior to expiration of the Term of the Company, except as specifically permitted by this Agreement. A Member who suffers a Dissociation Event shall no longer be entitled to vote or participate in the management or control of the Company or to demand information except as specifically required by this Agreement. Any provision of the Act to the contrary notwithstanding, no Member shall be entitled to receive any cash or assets from the Company upon the occurrence of a Dissociation Event, except as provided in this Section 14.

14.2 Effect of Dissociation Event. Except as provided in Section 18.1 below, if any Member suffers a Dissociation Event, the Company shall not be dissolved. Rather, the Member or, as applicable, the personal representative, executor, trustee, administrator, guardian, conservator or other successor-in-interest (collectively, "Representative") of such Member who suffers such Dissociation Event must comply with the requirements of Section 14.3 below. Subject to the right of purchase described in Section 14.3, upon the winding up and closing of an estate or conservatorship for which the Representative has been acting, the Representative may Transfer the Economic Interest of the Member suffering the Dissociation Event to the heirs, legatees, successors-in-interest or assignees of such Member, or to the Person(s) legally entitled thereto, which shall have the rights of an Economic Interest Holder only unless admitted as a Substituted Member as provided in Section 16.2.

14.3 Right of Purchase. Except as provided in Section 13.3 (Permitted Transfers), if any Member suffers a Dissociation Event, the other Members shall have the right to purchase such Member's Membership Interest in the Company upon the provisions and conditions specified in Section 15 below. If more than one Member wishes to exercise their rights to purchase under this Section 14.3, each such purchasing Member shall have the right to purchase a portion of the selling Member's Membership Interest equal to the proportion which

each purchasing Member's Percentage Interest in the Company bears to all purchasing Members' Percentage Interests in the Company. Any Member who wishes to exercise its right to purchase the Membership Interest of a Member suffering a Dissociation Event shall give the Exercise Notice to the Member or Representative of the Member suffering a Dissociation Event.

14.4 Power of Attorney. Each Member hereby irrevocably constitutes and appoints each other Member as its agent and attorney-in-fact for the purpose of executing and delivering any and all documents necessary to convey its Membership Interest upon the occurrence of a Dissociation Event to such Member pursuant to the provisions of this Section 14. The power of attorney herein granted is coupled with an interest, is irrevocable and shall not be revoked by the occurrence of a Dissociation Event with respect to any Member.

15. PRICE, TERMS AND CONDITIONS OF PURCHASE.

15.1 Purchase Price. The purchase price ("Purchase Price") for the Membership Interest of any Member selling under the provisions of Section 14.3 herein ("Section 15 Selling Member") shall be the fair-market value of the Section 15 Selling Member's Membership Interest which, any provision of the Act to the contrary notwithstanding, shall be determined strictly in accordance with this Section 15; and provided further that if the Dissociation Event is one set forth in any of Sections 1.19.1, 1.19.2, or 1.19.9, the Purchase Price shall be fifty percent (50%) of the amount determined under Section 15.2. The Purchase Price for the Section 15 Selling Member's Membership Interest shall be based on the value of the Company's Assets as determined in this Section 15 (the "Asset Value") and determined by the Company's accountant in the manner described in Section 15.2.3 below as of the date of delivery of an Exercise Notice by the Member(s) (singularly or collectively, "Purchasing Member") purchasing the Section 15 Selling Member's Membership Interest.

15.2 Method of Determining Purchase Price. The Purchase Price shall be determined as follows:

15.2.1 Within thirty (30) days after the date the Purchasing Member delivers an Exercise Notice to the Section 15 Selling Member (or its Representative), the Purchasing Member and Section 15 Selling Member shall meet and in good faith seek to agree upon the Asset Value as of the date of delivery of the Exercise Notice. If, during the thirty (30) days following the date the Purchasing Member and Section 15 Selling Member first meet in an effort to establish the Asset Value ("Negotiating Period"), they agree upon such Asset Value, their determination shall be submitted to the Company's accountant who shall determine the Purchase Price in the manner provided in Section 15.2.3 below.

15.2.2 If the Purchasing Member and the Section 15 Selling Member are unable to establish the Asset Value during the Negotiating Period, the Asset Value shall be determined by the award agreed to by a single certified business valuation expert who has expertise in valuing businesses in Clark County, Nevada similar to the business owned by the Company ("Appraiser") jointly selected by the Purchasing Member and the Section 15 Selling Member. If they cannot in

good faith agree to a single Appraiser, the Asset Value shall be determined by a majority of three (3) Appraisers, one selected by the Purchasing Member, one selected by the Section 15 Selling Member (or its Representative), and one selected by the two previously selected Appraisers. After expiration of the Negotiating Period, each of the purchasing and selling parties shall give notice of its selection of an Appraiser to the other party. If either party to such purchase fails or refuses to select an Appraiser within fifteen (15) days after receipt of written notice of the other party's selection of an Appraiser, the Asset Value shall be determined by the single Appraiser selected. The Appraiser (or Appraisers) shall determine the Asset Value as soon as possible. If a majority of the three (3) Appraisers are unable to agree upon the Asset Value within forty-five (45) days after the appointment of the first Appraiser, the Asset Value shall be an amount equal to the average of the three values determined by the Appraisers, excluding any appraisal which is ten percent (10%) greater than or ten percent (10%) less than the middle appraisal. The Asset Value shall be submitted to the Company's accountant who shall determine the Purchase Price in the manner provided in Section 15.2.3 below.

15.2.3 The Company's accountant (which for purposes of this Section 15 shall mean the accountant who prepared the Company's most recent year end financial statements), as soon as possible after he or she has been advised of the Asset Value, shall determine the Purchase Price as being that amount which would be received by the Section 15 Selling Member if the Company sold the Company's Assets and dissolved pursuant to Section 18 below. Such determination shall be made by treating the Asset Value as the gross amount received by the Company for the Company Assets upon the hypothetical sale and by allocating to the Members' Capital Accounts the hypothetical Profit and Loss which the Company would recognize upon such hypothetical sale. In determining the Purchase Price, the Accountant shall take into consideration any distributions of Cash Available for Distribution disbursed by the Company subsequent to the date upon which the Asset Value was determined. If, after adjustment of the Members' Capital Accounts to reflect any such distributions and the Profit and Loss which would be allocated among the Members pursuant to Section 8 as a result of such hypothetical liquidation, the Section 15 Selling Member would have a deficit balance in its Capital Account, the Purchase Price for the Section 15 Selling Member's Membership Interest shall be zero. As soon as the Company's accountant has determined the Purchase Price, he or she shall deliver written notice of the Purchase Price to both the Section 15 Selling Member and the Purchasing Member ("Purchase Price Notice"). Any provision in this Agreement to the contrary notwithstanding, the Purchasing Member shall have three (3) business days after the date of determination of the Purchase Price to elect not to proceed with the purchase, whereupon its purchase option shall terminate.

15.3 Payment of Purchase Price. The Purchase Price shall be paid, in the sole discretion of the Purchasing Member, either (i) entirely in cash, or (ii) in installments as hereinafter provided. If the Purchasing Member elects to pay its respective portion of the Purchase Price in installments, the initial cash payment toward the Purchase Price shall be not

less than twenty-five percent (25%) of the Purchase Price. The balance of the purchase price in the event of an installment purchase shall be amortized over five (5) years and shall be due and payable in full on or before the date which is exactly five (5) years from the date of the closing of the purchase and sale of the Section 15 Selling Member's Membership Interest pursuant to Section 15.4. The deferred balance of the Purchase Price shall be evidenced by a secured installment promissory note executed by the Purchasing Member and delivered to the Section 15 Selling Member or to its Representative, as the case may be, at the time of the initial payment toward the Purchase Price. The secured installment promissory note (i) shall bear interest at the rate per annum equal to the prime interest rate plus two (2) percentage points as published by the Wall Street Journal or, if it ceases to publish such amounts, a substantially similar successor publication in effect as of the date of the promissory note; (ii) shall require payment of equal monthly installments of principal and interest; (iii) shall expressly permit prepayments without penalty; (iv) shall require acceleration of the entire unpaid balance of principal and interest upon the earlier of any default in the payment of principal or interest thereunder, if such default is not cured within fifteen (15) days after receipt of written notice of default, or upon dissolution of the Company; (v) shall be secured by the Membership Interest being acquired; and (vi) otherwise shall contain then commercially reasonable terms and conditions. Notwithstanding the foregoing, under no circumstances shall the interest payable under the note exceed the limitations imposed at such time by Nevada usury law.

15.4 Closing. The closing for the purchase and sale of the Section 15 Selling Member's Membership Interest shall occur at the Company's principal place of business at 10:00 a.m. on the thirtieth (30) day after delivery of the Purchase Price Notice, unless such day is a weekend or national holiday, in which event, the closing will occur on the next business day. At the closing, the Section 15 Selling Member shall deliver to the Purchasing Member (in form and substance acceptable to the Purchasing Member) a duly executed assignment of Membership Interest (with certificate(s) evidencing such Membership Interest, if any). Upon request of the Purchasing Member concurrently therewith or at any time and from time to time thereafter, the Section 15 Selling Member also shall execute and deliver such other documents and instruments as the Purchasing Member determines are necessary or desirable to consummate the closing and to transfer ownership, title and control of the Section 15 Selling Member's Membership Interest to the Purchasing Member. At the closing, the Purchasing Member shall deliver to the Section 15 Selling Member certified or cashier's checks for the cash portion of the Purchase Price and the installment promissory note described in Section 15.3 for the Section 15 Selling Member's Membership Interest. In addition, the closing shall include a settlement of all debts (if any) between the Purchasing Member and Section 15 Selling Member and the Section 15 Selling Member and the Company. Any debts owed by the Section 15 Selling Member to the Company or the Purchasing Member shall be due and payable concurrently with the closing, and the Purchasing Member shall be entitled to deduct debts owed to it from the Section 15 Selling Member from the Purchase Price. The Purchasing Member, in all events, shall indemnify and hold the Section 15 Selling Member harmless from and against any and all obligations to the Company arising after the event giving rise to the right to purchase.

16. TRANSFER OF ECONOMIC OR MEMBERSHIP INTERESTS.

16.1 Economic Interest Holder. Except as provided in Section 16.2 below, if any Person which is not already a Member of the Company acquires any right, title or interest in

any Membership Interest or Economic Interest, such Person shall, as may be permitted by the Act, have the rights of an Economic Interest Holder only. An Economic Interest Holder (i) shall hold its Economic Interest subject to the provisions and conditions of this Agreement; (ii) shall have no membership or Company right or privilege other than the right to share in the allocations of Profit and Loss and cash distributions from the Company unless admitted as a Substitute Member as described in Section 16.2; (iii) shall make no other Transfer except as permitted under this Agreement; and (iv) may become a Substitute Member only upon compliance with the provisions and conditions of Section 16.2 below.

16.2 Substitute Members. A Transferee of any right, title or interest in all or any portion of a Member's Membership Interest or Economic Interest in the Company which is not already a Member of the Company, may become a substitute Member ("Substitute Member") and, absent the approval of the majority of the Board of Managers, will receive only upon satisfying all of the following requirements:

16.2.1 The Transferee must obtain the written consent of each of the majority of the Board of Managers to such substitution, the granting or denial of which shall be in the sole and absolute discretion of the Board of Managers;

16.2.2 The Transferee must execute and acknowledge such instrument or instruments as the Company may deem necessary and desirable to effectuate such substitution including the Joinder set forth in Exhibit D;

16.2.3 The Transferee must accept in writing all of the provisions and conditions of this Agreement; and

16.2.4 The Transferee must pay to the Company all reasonable expenses connected with such substitution, including but not limited to the cost of preparing, filing and publishing any document required to effectuate such substitution, if any.

If admitted, the Substitute Member shall have all the rights and powers and shall be subject to all the restrictions and liabilities associated with such Membership Interest of the Member originally making the Transfer. The admission of a Substitute Member, however, shall not release the Member originally Transferring the Membership Interest from any liability to the Company or the other Members that may have existed prior to such admission.

16.3 Effect of Transfer in Violation of this Agreement. Each Member agrees that such Member shall remain liable for damages and shall be subject to appropriate injunctive relief for any Transfer made or attempted to be made in violation of the restrictions in this Agreement.

16.4 Carryover Attributes. Upon the Transfer of any Membership Interest or Economic Interest pursuant to this Agreement, the Capital Account of the selling Member or Economic Interest Holder that is attributable to the Transferred Membership Interest or Economic Interest shall carry over to and shall be assumed by the Transferee.

17. AUTHORIZED BUT NON-ISSUED MEMBERSHIP INTERESTS.

17.1 Upon the Board of Managers' approval, the Company reserves the right to sell or transfer upon terms it sees fit authorized, but non-issued, Membership Interests to any Person. Any additional or substitute Member must execute and deliver to the Company a Joinder in the form set forth in Exhibit D as a condition precedent to acquiring its Percentage Interest.

18. TIME OF DISSOLUTION.

18.1 Events of Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following:

18.1.1 The unanimous affirmative vote of the Members;

18.1.2 The entry of a decree of judicial dissolution pursuant to Section 86.495 of the Act, provided that the Members acknowledge and agree that no internal dissention shall exist despite the objection of any Member or Manager so long as the Board of Managers is able to operate the business in accordance with this Agreement.

18.2 Effect of Event of Dissolution. Upon the occurrence of an event described in Sections 18.1.1 or 18.1.2, the Company shall cease carrying on its business and affairs, except insofar as necessary for winding up the Company, but its legal existence shall continue until all its business and affairs are wound up and the Certificate of Dissolution/Cancellation is executed and filed with the Office of the Secretary of State of Nevada.

19. PROCEDURE UPON DISSOLUTION.

19.1 Priority of Distribution of Funds. Upon dissolution and winding up the Company, the Liquidator shall take the following actions in the order indicated:

19.1.1 First, the Liquidator shall sell, liquidate and reduce to cash the Company Assets, or if the Liquidator so determines, sufficient assets with which to discharge and pay in full the debts and obligations of the Company within a reasonable period of time;

19.1.2 Second, the Liquidator shall pay in full all loans, advances, debts and obligations of the Company to creditors, including Members who are creditors, to the extent permitted by law;

19.1.3 Third, the Liquidator shall distribute cash or assets to the Members by the end of the Company fiscal year, or within ninety (90) days after liquidation, all remaining cash or assets in kind, pro rata in accordance with and to the extent of their respective positive Capital Account balances, as determined after taking into account all Capital Account adjustments for that Company fiscal year (other than those made necessary due to transactions required by this Section 19.1.3); and

19.1.4 Fourth, the Liquidator shall distribute all remaining cash or assets among the Members with positive Capital Account balances in proportion to and to the extent of such positive Capital Account balances after the allocations described in Section 8 and Exhibit B have been made.

Finally, the Liquidator shall take all such other and further action as may be necessary or appropriate to dissolve and wind up the business affairs of the Company.

19.2 Distributions in Kind. The Liquidator may elect to distribute assets in kind rather than the proceeds from the liquidation of such assets, and such assets need not be distributed proportionately.

19.3 Rights and Liabilities of Members upon Dissolution. Each Member shall look solely to the assets of the Company for the return of the Member's Capital Contribution, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

19.4 Winding Up and Certificate of Dissolution/Cancellation. The dissolution of the Company shall be completed when all debts, liabilities and other obligations of the Company have been paid and discharged, or reasonably adequate provision therefor has been made, and all remaining property and assets of the Company have been distributed to the Members (or their Transferees). Upon completion of the winding up of the Company's business and affairs, the Members shall execute and deliver to the Secretary of State of Nevada a Certificate of Dissolution/Cancellation for filing.

20. MEMBER REPRESENTATIONS. Each Member hereby represents, warrants, covenants and acknowledges to the Company as follows:

20.1 Each Member has read, understands and agrees to be bound by the provisions of this Agreement, and has been given the opportunity to seek and obtain the advice of independent legal counsel of its choice regarding all legal issues pertaining to the purchase of its Membership Interest in the Company including, without limitation, the federal income tax consequences of purchasing a Membership Interest in the Company and the application of any state or federal securities laws to an investment in the Company.

20.2 Each Member is acquiring its Membership Interest in the Company solely for that Member's own account, for investment purposes only and not with a view to, or for resale, subdivision or fractionalization in connection with, any distribution of the Membership Interest in the Company and not with any present intention of selling, pledging, offering to sell or otherwise disposing of or distributing the Membership Interest in the Company. No Member will offer to sell or otherwise dispose of all or any portion of its Membership Interest in the Company in violation of the Securities Act or any state or other jurisdiction's securities laws.

20.3 Each Member acknowledges and agrees that the tax consequences of its investment in the Company will depend on its particular circumstances, and the Company, the Members, and their Affiliates or advisors shall not be responsible or liable for the tax

consequences to it of an investment in the Company. Each Member shall look solely to, and rely upon, its own advisers with respect to the tax consequences of this investment.

20.4 Each Member acknowledges and agrees that there can be no assurance that the Code or the Treasury Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Members of some or all of the tax benefits they might now receive, nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Members may not be challenged by the Internal Revenue Service.

21. RIGHTS OF CREDITORS. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members and their Transferees. This Agreement is expressly not intended to be for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or Person shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any capital contributions or otherwise.

22. DISPUTE RESOLUTION. This Section 22 shall apply to: (a) all disputes between the Members concerning the Company; and (b) all disputes between the Company and one or more Members (each a "Dispute"). This Section 22 shall also apply as a mechanism to provide a tiebreaker mediation.

22.1 Submission of Disputes to Mediation. In the event of a Dispute, the Company and the Members hereby agree to submit such Dispute to mediation ("Mediation"). Any Member may initiate a mediation by providing written notice to the other Members and the Company. The notice of mediation shall specify the time and place of the Mediation, which shall be no earlier than twenty (20) days after the notice date and which shall take place at the offices of the Company or such other place determined by the Members or the Managers, as applicable. In the event of Mediation, the provisions of Sections 22.4 through 22.6 shall not be available to the Members until the conclusion of such Mediation.

22.2 Selection of Mediator. The Members shall select a mediator who must have at least five (5) years' experience in conducting mediations (a "Mediator"). In the event the Members cannot agree upon a Mediator within fifteen (30) days after the notice of mediation is sent, then the Company and the Members agree that the Mediator will be selected by JAMS in Las Vegas, Nevada.

22.3 Conduct of Mediation. The Mediation may not exceed twenty (20) hours without the unanimous consent of all parties. If the Dispute is resolved in Mediation, the parties shall reduce the solution to writing and sign a document memorializing their agreement. If the Dispute is not resolved by Mediation, the provisions set forth in Sections 22.4 through 22.6 shall apply. The costs of the Mediator's services and the Mediation in general shall be borne equally and paid by the parties. Any costs and fees incurred individually by each Member, including without limitation attorneys' fees, shall be paid by such Member.

22.4 Submission of Disputes to Arbitration. In the event that a Dispute is not resolved in Mediation, the Members and the Company hereby agree to submit such Dispute to binding arbitration. In the event there is a dispute over the scope or applicability of this

agreement to arbitration, the Members and the Company also agree that the Arbitrator selected pursuant to Section 22.5 below shall determine whether any Dispute, claim or controversy is properly subject to this agreement to arbitrate.

22.5 Selection of Arbitrator.

22.5.1 Any arbitration conducted under this Section 22 shall be heard by a sole arbitrator (the "Arbitrator") selected in accordance with this Section 22.5. In the case of a Dispute regarding a tax matter, an accounting matter, or the selection of an appraiser, the Arbitrator shall be a representative of a certified public accounting firm with expertise in partnership accounting and tax matters. In the case of any other Dispute, the Arbitrator shall be an attorney with expertise in the law of limited liability companies (unless the Dispute concerns a different field of law, in which case the Arbitrator shall have expertise in such other field).

22.5.2 The Members shall attempt to agree upon an acceptable Arbitrator. If they are unable to do so within twenty (20) days, the Members shall petition JAMS to designate the Arbitrator. If the Arbitrator so chosen shall die, resign, or otherwise fail or becomes unable to serve as Arbitrator, a replacement Arbitrator shall be chosen in accordance with this Section 22.5.

22.6 Conduct of Arbitration. The Arbitration shall expeditiously (and, if possible, within ninety (90) days after the Arbitrator's selection) hear and decide all matters concerning the Dispute. Any arbitration hearing shall be held in Las Vegas, Nevada unless otherwise agreed by the parties to the Arbitration. The arbitration shall be conducted in accordance with the then-current Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules, to the extent that such Rules do not conflict with the terms of this Agreement, or as otherwise agreed between the parties. Except as expressly provided to the contrary in this Agreement, the Arbitrator shall have the power (a) to gather such materials, information, testimony, and evidence as it deems relevant to the Dispute before it (and each Member will provide such materials, information, testimony, and evidence requested by the Arbitrator, except to the extent such information does not belong to or has not been previously provided to the Company information and such information is subject to a third party confidentiality restriction or to an attorney-client or other privilege) and (b) to grant injunctive relief and enforce specific performance. If it deems necessary, the Arbitrator may propose to the Members that one or more other experts be retained to assist it in resolving the Dispute. The retention of such other experts shall require the unanimous consent of the Members, which shall not be unreasonably withheld. Each Member, the Arbitrator, and any proposed expert shall disclose to the other Members any business, familial, or other relationship or affiliation that may exist between such Member (or the Arbitrator) and such proposed expert; and any Member may disapprove of such proposed expert on the basis of such relationship or affiliation. The decision of the Arbitrator shall be final, non-appealable, and binding upon the Members and may be enforced in any court of competent jurisdiction. The costs and expenses of the Arbitrator and any experts retained by the Arbitrator, shall be borne equally and paid by the parties. Except as set forth in the prior sentence, the costs and expenses, including reasonable legal fees and including fees and expenses for consultants and witnesses retained by the Member,

of the prevailing party as the prevailing party is determined by the Arbitrator, shall be borne by the other party or parties to the Arbitration, to be shared in a fashion as the Arbitrator shall direct.

23. GENERAL PROVISIONS.

23.1 Notice. Any Notice sent shall be sufficient if sent by United States mail, postage prepaid, or by other international postal carrier appropriate for the country in which the intended recipient resides, postage prepaid, (i) to any Member at the address shown on Exhibit A, or to such other address as such party shall give, in writing, or (ii) to the Company at the principal place of business of the Company.

23.2 Amendment. This Agreement is subject to amendment by the affirmative vote of a Majority in Interest of the Members with the written concurrence of the Board of Managers. Notwithstanding anything to the contrary contained in this Agreement, the Board of Managers shall have the sole right to amend this Agreement, upon prior Notice to the Members but without the vote or consent of any of the Members, to:

23.2.1 Change the legal or fictional name of the Company or the amount of the contribution of any Member;

23.2.2 Substitute a Person as a Member;

23.2.3 Admit an additional Member;

23.2.4 Correct a false or erroneous statement in this Agreement; or

23.2.5 Change this Agreement so that it shall accurately represent the agreement among the Members.

23.3 No Partnership Intended For Non-Tax Purposes. Notwithstanding Section 8.1, pursuant to which the Company and the parties hereto agree to be governed by subchapter K of the Code for income tax purposes, the Members have formed the Company under the Act, and they expressly do not intend hereby to form a partnership under the Nevada Uniform Partnership Act, the Nevada Uniform Limited Partnership Act or any other law or statute. The Members do not intend to be partners one to another or partners as to any other third party. To the extent any Member by word or action represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

23.4 Further Acts. Each Member shall execute such documents or accomplish such acts as reasonably may be necessary to give effect to the intentions expressed in this Agreement.

23.5 Binding on Transferees. Subject to the restrictions on Transfer contained herein, this Agreement is binding upon and inures to the benefit of each Member's Transferees.

23.6 Captions. The captions in this Agreement are solely for the convenience of the Members and shall not be construed as being part of this Agreement.

23.7 Governing Law. All questions with respect to the construction of this Agreement and the rights and liabilities of the Members shall be governed by the laws of the State of Nevada without reference to its conflicts of law principles. Any legal proceedings which may be required to enforce, interpret or construe this Agreement shall be instituted in the County of Clark, Nevada.

23.8 Time of the Essence. With regard to the performance by the Members of their obligations under this Agreement, time is expressly made of the essence.

23.9 Exhibits. Each exhibit referred in this Agreement is attached hereto and incorporated herein by this reference.

23.10 Section References. All references to Section numbers shall correspond to Sections in this Agreement unless otherwise expressly indicated.

23.11 Construction; Number and Gender. Unless the context of this Agreement clearly requires otherwise:

(a) references to the plural include the singular and vice versa;

(b) references to any Person include such Person's successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement;

(c) references to one gender include all genders;

(d) "including" is not limiting;

(e) "or" has the inclusive meaning represented by the phrase "and/or";

(f) the words "hereof", "herein", "hereby", "hereunder" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;

(g) article, section, subsection and schedule references are to this Agreement unless otherwise specified;

(h) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof; and

(i) references to any applicable law means such applicable law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time.

23.12 Competency. It shall be conclusively presumed that any Member, or its Transferee, is competent unless he or she shall have been declared incompetent by a court having jurisdiction to determine such incompetency and until a duly certified or authenticated copy of such determination of incompetency issued by an appropriate court shall have been delivered to and served upon the Company.

23.13 Counterparts. This Agreement may be executed in counterparts and as executed shall constitute one agreement, binding on all parties, even though all parties do not sign the original or the same counterpart.

23.14 No Waiver. No waiver of any provision herein shall constitute a general waiver for future purposes.

23.15 Severability. If any provision or provisions of this Agreement are determined to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision or the rest of the Agreement.

23.16 Interpretation. This Agreement has been negotiated at arm's length and between parties sophisticated and knowledgeable in the matters dealt with in this Agreement. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the purpose of the parties and this Agreement.

23.17 Attorneys' Fees. Subject to Section 22, in the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment.

23.18 Entire Agreement. This Agreement memorializes and constitutes the final expression and the complete and exclusive statement of agreement and understanding between the parties. It supersedes and replaces all prior negotiations, proposed agreements, and agreements, whether written or unwritten. Each of the parties to this Agreement acknowledges that it has not executed this Agreement in reliance upon any promise, representation, statement, or warranty whatsoever, express or implied, which is not expressly contained in this Agreement, or in reliance upon any belief as to any fact not expressly recited herein.

23.19 Counsel to the Company. Counsel to the Company also may be counsel to any Manager, Member, or any Affiliate of a Manger or Member. By executing this Agreement, all Managers and Members, on behalf of themselves and the Company, consent to the representation of the Company necessary for such representation under the Nevada Rules of Professional Conduct or similar rules in any other jurisdiction ("Rules"). The Company has initially selected Gordon Rees Scully Mansukhani, LLP ("Company Counsel"), as legal counsel to the Company. Each Manager and Member acknowledges that Company Counsel does not and will not represent any Manager or Member in the absence of a clear and explicit agreement to

such effect between such Manager, Member and Company Counsel, and without such written agreement Company Counsel shall owe no duties directly to such other Manager or Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Manager or Member and the Company, then each Manager or Member agrees that Company Counsel may represent either the Company or such Manager or Member in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation. Each Manager and Member further acknowledges that while communications with Company Counsel concerning the formation of the Company and its Managers and Members may be confidential with respect to third parties, no Manger or Member has any expectation that such communications are confidential with respect to the initial Managers or Members signing this Agreement.

23.20 Consent of Spouse. Any Member that currently is married or who becomes married during the term of this Agreement shall, if there is not a marital property agreement already providing for the consent of the spouse, have his or her spouse execute a Consent of Spouse in the form of Exhibit C attached hereto.

[SIGNATURES ARE ON THE FOLLOWING PAGE]

The undersigned hereby execute this Agreement with the intent that it be effective as of the date first indicated above.

THE COMPANY:

ICHOR, LLC

By: Members

THE MEMBERS:

Bates Family ILT

By: ______________________
Name: Trevor Bates
Title: member

Savetech LLC

By: Hal Adams
Hal Adams (Mar 2, 2021 18:48 MST)
Name: Hal Adams
Title: managing member

____
James McCoy

Darren E. Josephson (Mar 2, 2021 20:54 MST)
____
Darren Josephson

____
Richard Spaulding

Steve Sill (Mar 2, 2021 21:02 MST)
____
Steve Sill

Patrick G Nielsen
Patrick G Nielsen (Mar 2, 2021 20:15 MST)
____
Pat Nielsen

Tyler Harris (Mar 2, 2021 18:52 MST)
____
Tyler Harris

Todd Bates (Mar 2, 2021 19:24 MST)
____
Sapo De Oro

____
Bruce Spaulding

____
Linda Spaulding

INITIAL MANAGERS:

Tyler Harris (Mar 2, 2021 18:52 MST)

Trevor Bates

Tyler Harris

Hal Adams

Hal Adams (Mar 2, 2021 18:48 MST)

Hal Adams

[Signature Pages for Subsequent Members are part of the Joinder attached as Exhibit D and effective when accepted by Company]

EXHIBIT A

List of Members, Capital, Units and Percentages

Effective as of March 2, 2021.

Approved by Board of Managers:

Hal Adams
Hal Adams (Mar 2, 2021 19:26 MST)

____

____

Tyler Harris (Mar 2, 2021 19:09 MST)

____

Name and Address	**Date of Admission**	**Capital Contribution**	**Units**	**Class of Interest**	**Ownership Percentage Interest**
Bates Family ILT	12/24/2018[1]	Noncash, consisting of (i) providing organization of all the business and set up of the Company, (ii) contributions of capital to a related entity.	6,173,195	A	30.88%
Savetech LLC	Date of agreement	Noncash consisting of (i) financing for start-up costs, (ii) contributions of capital to a related entity.	7,944,312	A	39.75%
Sapo De Oro	Date of agreement	Noncash consisting of contributions of capital to a related entity.	55,221	A	0.28%
James McCoy	Date of agreement	Noncash consisting of contributions of capital to a related entity.	1,805,944	A	9.04%
Darren Josephson	Date of agreement	Noncash consisting of contributions of capital to a related entity.	326,749	A	1.63%

[1] On March 2, 2021, RKLab North America, Inc. converted into Ichor, LLC. The interest of Bates Family ILT converted from shares in RKLab North America, Inc. into Class A Membership Interests of Ichor, LLC

Richard Spaulding	Date of agreement	Noncash consisting of contributions of capital to a related entity.	115,016	A	0.58%
Steve Sill	Date of agreement	Noncash consisting of contributions of capital to a related entity.	101,946	A	0.51%
Pat Nielsen	Date of agreement	Noncash consisting of contributions of capital to a related entity.	204,218	A	1.02%
Tyler Harris	Date of agreement	Noncash consisting of contributions of capital to a related entity.	261,399	A	1.31%
Authorized but not issued Units			1,000,000	A	5.00%
Sapo De Oro	Date of agreement	$14,016 cash	3,504	B	0.02%
Bruce & Linda Spaulding	Date of agreement	$23,000 cash	5,750	B	0.03%
Authorized but not issued Units			2,002,746	B	10.00%

EXHIBIT B
ALLOCATION OF PROFIT, LOSS
AND OTHER ITEMS AMONG THE MEMBERS
OF ICHOR, LLC

1. Definitions. As used in the Agreement and this Exhibit B, the following terms shall have the following meaning:

1.1 "Company Minimum Gain" shall mean, with respect to any Company fiscal year, the "partnership minimum gain" computed strictly in accordance with the principles of Section 1.704-2(d) of the Treasury Regulations.

1.2 "Economic Risk of Loss" shall have the meaning provided by Section 1.704-2(i) and 1.752-2 of the Treasury Regulations.

1.3 "Member Nonrecourse Debt" is defined in Regulations Section 1.704-2(b)(4).

1.4 "Member Nonrecourse Debt Minimum Gain" for a fiscal year of the Company means the net increase in Minimum Gain attributable to Member Nonrecourse Debt, determined as set forth in Regulations Section 1.704-2(i)(2).

1.5 "Member Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(i)(2). For any fiscal year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Regulations Section 1.704-2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Regulations Section 1.704-2(j) shall be followed.

1.6 "Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

1.7 "Nonrecourse Liabilities" shall mean liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations. Subject to the preceding sentence, "Nonrecourse Liabilities" means liabilities of the Company (or a portion thereof) for which no Member bears the Economic Risk of Loss.

1.8 “Profit” and “Loss” of the Company shall mean, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss such Fiscal Year or other period, determined in accordance with §703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to §703(a)(l) of the Code shall be included in taxable income or loss), subject to the following adjustments:

1.8.1 Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

1.8.2 Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

1.8.3 In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsections (b) or (c) under the definition of “Gross Asset Value”, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

1.8.4 Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax Basis of such property differs from its Gross Asset Value;

1.8.5 In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of “Depreciation” in this Agreement;

1.8.6 To the extent an adjustment to the adjusted tax Basis of any Company asset pursuant to §734(b) of the Code is required, pursuant to Regulation §1.704-1 (b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Basis of the asset) or loss (if the adjustment decreases the Basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

1.8.7 Notwithstanding the foregoing, any items which are specially allocated pursuant to §4.03(a)-(g), and §4.04 hereof shall not be taken into account in computing Profits or Losses, but the amounts of those items shall be determined by applying rules analogous to those set forth above in subparagraphs 1.8.1 through 1.8.6.

1.8.8 Notwithstanding the foregoing provisions of this Section 1.8, any items of income, gain, loss, or deduction that are specially allocated shall not be taken into account in computing Profits or Losses.

2. Tax Allocations.

2.1 Capital Accounts. The initial Capital Account balance for each Member shall be determined by the accountant for the Company as of the Effective Date.

2.2 Special Allocations. The following special allocations shall be made in the following order:

2.2.1 Deficit Capital Accounts. Special allocations of Profits (or items thereof) will be made to any Member if the Board of Managers determine that such Member's Capital Account would otherwise have a deficit capital account balance that (in absolute value) exceeds the maximum deficit balance that would be permitted under Section 704(b) of the Code. If any allocation of Losses (or any item thereof) would result in a deficit balance in a Member's Capital Account that would (in absolute value) exceed the maximum deficit balance that would be permitted under Section 704(b) of the Code, some or all of such Losses (or items thereof) may be reallocated to any other Member whose Capital Accounts would not have such excess deficit balances.

2.2.2 Company Minimum Gain Chargeback. If there is a net decrease in the Company Minimum Gain during a Company taxable year, each Member shall be allocated , before any other allocation under this Section, items of Company income and gain for such fiscal year equal to such Member's share of the net decrease in Company Minimum Gain as determined in accordance with Regulations Section 1.704-2(g)(2). The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 2.2.2 is intended to comply with the "minimum gain chargeback" requirement in Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

2.2.3 Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year, any Member with a share of such Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of such fiscal year shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain shall be determined pursuant to Regulations Section 1.704-2(g)(2). A Member shall not be subject to the foregoing chargeback to the extent permitted under Regulations Section 1.704-2(i)(4). Items to be allocated pursuant to this paragraph shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 2.2.3 is intended to comply with the "minimum gain chargeback"

requirements in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

2.2.4 Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account in excess of such Member's share of Company Minimum Gain, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce, as quickly as possible, the excess deficit balance in that Member's Capital Account so created or increased.

2.2.5 Allocation of Nonrecourse Deductions. Member Nonrecourse Deductions for any fiscal year of the Company shall be allocated to the Members in the same proportion as Profits are allocated under Section 2.4, provided that any Member Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(2).

2.3 Allocation of Loss. Except as otherwise specifically provided in the Agreement, including without limitation, the provisions of Section 2.2 (entitled "Special Allocations") of this Exhibit B, all Loss (including all expense items separately stated on Company's tax return) shall be allocated to the Members as follows:

2.3.1 First, the Company shall allocate Loss to the Class B Members in the same amounts and in the reverse order of allocation as Profit previously was allocated pursuant to Sections 2.4.2 and 2.4.3, less the amount, if any, of Loss previously allocated pursuant to this Section 2.3.1, until the aggregate Loss allocated pursuant to this Section 2.3.1 for such Company taxable year and all previous Company taxable years is equal to the aggregate Profit allocated to the Class B Members during all previous Company years pursuant to Sections 2.4.2 and 2.4.3 below.

2.3.2 Second, the Company shall allocate Loss among the Class B Members pro rata according to their respective Unrecovered Capital until each Member's Capital Account balance equals zero.

2.3.3 Third, the Company shall allocate Loss to the Members in accordance with their Percentage Interests.

2.4 Allocation of Profit. Except as otherwise provided in this Agreement, Profit shall be allocated among the Members as follows:

2.4.1 First, the Company shall allocate Profit to the Members in the same amounts and in the reverse order of allocation as Loss previously was allocated pursuant to Sections 2.3.2 and 2.3.3 above, less the amount, if any, of

Profit previously allocated pursuant to this Section 2.4.1 and Sections 2.2.1 and 2.2.2 above, until the aggregate Profit allocated pursuant to this Section 2.4.1 for such Company taxable year and all previously Company taxable years is equal to the aggregate Loss allocated to the Members during all previous Company years pursuant to Section 2.3.2 and 2.3.3 above.

2.4.2 Second, if any Member has a deficit balance in its Capital Account, the Company shall allocate Profit to each Member in the proportion that such Member's deficit balance Capital Account bears to the aggregate deficit Capital Account balances of all Members, until no Member has a deficit Capital Account balance.

2.4.3 Thereafter, the Company shall allocate all remaining Profit to the Members pro rata in accordance with the applicable percentages for distribution of Cash Available for Distribution as set forth in Section 11.1.2 applied so as to allocate Profit in amounts equal to the aggregate amount of such distributions.

2.5 Allocation of Certain Tax Items. Subject to Section 754 of the Code and Section 1.704-1(b)(4)(i) of the Treasury Regulations, allocations of tax items for federal and state income tax purposes shall be allocated to the Members in the same manner as the book items corresponding to such tax items are allocated pursuant to Sections 2.2, 2.3, and 2.4 above. As stated in Treasury Regulations Section 1.704-1(b)(4)(i), when any property of the Company is reflected in the Capital Accounts of the Members and on the books of the Company at a book value that differs from the adjusted tax basis of such property, then certain book items with respect to such property will differ from certain tax items with respect to that property. Since the Capital Accounts of the Members are required to be adjusted solely for allocation of the book items, the Member's shares of the corresponding tax items are not independently reflected by adjustments to the Capital Accounts. These tax items will be shared among the Members in a manner that takes account of the variation between the adjusted tax basis of the applicable property and its book value in the same manner as variations between the adjusted tax basis and fair-market value of property contributed to the Company are taken into account in determining the Member's share of tax items under Code Section 704(c). In making allocations of tax items of the Company, the Company shall comply with the foregoing principles enunciated in Treasury Regulations Section 1.704-1(b)(4)(i).

2.6 Code Section 704(c) Allocation. If at any time a Member contributes property to the Company, then Profit and Loss with respect to such contributed property shall be allocated (solely for income tax purposes and not for the purpose of the Company's Books of Account) between the Members in accordance with Section 704(c) of the Code so as to take into account any variation to the Company between the adjusted basis of such contributed property for federal income tax purposes and the fair-market value of such contributed property at the time of the contribution. If at any time the book value of Company property on the Company's Books is revalued to more accurately reflect the fair-market value of such property, then income, gain, loss or deduction with respect to such revalued property shall be allocated (solely for income tax purposes and not for the purpose of the Company's books of account) between the Members in accordance with the principles of Section 704(c) of the Code so as to take into account any variation to the Company between the adjusted basis of such revalued property for federal income tax purposes and the book value of such revalued property.

2.7 Tax Allocation Not Described in this Exhibit. Any Company income, gain, loss or deduction for federal and state income tax purposes (if and to the extent not included within the allocations of Profit or Loss as provided herein) shall be allocated in the same manner as Profit and Loss is allocated pursuant to Sections 2.3 and 2.4 above.

2.8 Allocation Between Assignor and Assignee. The portion of the income, gain, losses, credits and deductions of the Company for any fiscal year of the Company during which a Membership Interest or Economic Interest is assigned by a Member (or by an assignee or successor in interest to a Member), that is allocable with respect to such Membership Interest or Economic Interest shall be apportioned between the assignor and the assignee of the Membership Interest or Economic Interest on the basis of the interim closing of the books method provided by the applicable Treasury Regulations under Section 706 of the Code.

2.9 Express Consent to Allocations. The allocations which are to be made pursuant to this Agreement, including allocations of distributions, are expressly consented to by each Member as a condition of becoming a Member.

[End of Exhibit B]